XEROX CORPORATION

EXCHANGE OFFER FOR

$600,000,000 PRINCIPAL AMOUNT OF

9 3/4% SENIOR NOTES DUE 2009

AND

€225,000,000 PRINCIPAL AMOUNT OF

9 3/4% SENIOR NOTES DUE 2009

OFFER TO EXCHANGE ALL OUTSTANDING 9 3/4% SENIOR NOTES DUE 2009 FOR 9 3/4% SENIOR NOTES DUE 2009 WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

THE EXCHANGE OFFER

We are offering to exchange all our outstanding 9¾% Senior Notes due 2009 that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that are freely tradable.

You may withdraw tenders of outstanding notes at any time prior to the expiration of the exchange offer.

The exchange offer expires at 5:00 p.m., New York City time (with respect to the Dollar notes) or at 5:00 p.m., Luxembourg time (with respect to the Euro notes), on September 8, 2003, unless extended. We do not currently intend to extend the expiration date.

We will not receive any proceeds from the exchange offer.

THE EXCHANGE NOTES

The terms of the exchange notes will be substantially identical to those of the outstanding notes, except that the exchange notes will be registered under the Securities Act of 1933, as amended, (the “Securities Act”) and will be freely tradable. See the “Description of Notes” section on page 30 for more information about the exchange notes.

RESALES OF EXCHANGE NOTES

There is no existing public market for the outstanding notes or the exchange notes. We have agreed to use our reasonable best efforts to have the notes listed on the Luxembourg Stock Exchange. We do not intend to list the exchange notes on any other securities exchange or seek approval for quotation through any automated trading system. The exchange notes may also be sold in the over-the-counter market, in negotiated transactions or through a combination of such methods.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. With respect to the Dollar notes, the letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “Underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 20 days after the expiration date of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution” on page 80 of this prospectus.

You should consider carefully the risk factors beginning on page 10 of this prospectus before participating in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 8, 2003.

MARKET SHARE, RANKING AND OTHER DATA

The market share, ranking and other data contained or incorporated by reference in this prospectus are based either on management’s own estimates, independent industry publications, reports by market research firms or other published independent sources and, in each case, are believed by management to be reasonable estimates. However, market share data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market shares. In addition, consumption patterns and consumer preferences can and do change. As a result, you should be aware that market share, ranking and other similar data set forth herein, and estimates and beliefs based on such data, may not be reliable.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). Our SEC file number is 1-4471. You can read and copy this information at the following locations of the SEC:

Public Reference Room
450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

You can also obtain copies of these materials from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on its public reference room. The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that site is www.sec.gov.

We have filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the exchange notes offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information that is included in the registration statement. You will find additional information about our company and the exchange notes in the registration statement. Any statements made in this prospectus concerning the provisions of legal documents are not necessarily complete and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter.

If, for any reason, we are not subject to the reporting requirements of the Exchange Act in the future, we will still be required under the indentures governing the exchange notes to furnish the holders of the exchange notes with certain financial and reporting information. See “Description of Notes—Certain Covenants Applicable At All Times—Reports to Holders” for a description of the information we are required to provide.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus, and information that we subsequently file will automatically update and supersede information in this prospectus and in our other filings

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with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, until our offering is completed:

  1.    Amendment No. 5 to Annual Report on Form 10-K for the year ended December 31, 2001, filed with the SEC on January 27, 2003;

  2.    Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on March 31, 2003;

  3.    Amendment No. 1 to Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on June 30, 2003;

  4.    Amendment No. 1 to Quarterly Report on Form 10-Q for quarter ended March 31, 2002, filed with the SEC on March 27, 2003;

  5.    Amendment No. 1 to Quarterly Report on Form 10-Q for quarter ended June 30, 2002, filed with the SEC on March 27, 2003;

  6.    Amendment No. 2 to Quarterly Report on Form 10-Q for quarter ended September 30, 2002, filed with the SEC on March 27, 2003;

  7.    Quarterly Report on Form 10-Q for quarter ended March 31, 2003, filed with the SEC on April 30, 2003; and

  8.    Current Reports on Form 8-K dated March 21, 2003 (signed on March 21, 2003, filed on March 21, 2003), April 21, 2003 (signed on April 21, 2003, filed on April 21, 2003), April 23, 2003 (signed on April 23, 2003, filed on April 23, 2003), April 30, 2003 (signed on May 1, 2003, filed on May 2, 2003), May 12, 2003 (signed on May 19, 2003, filed on May 19, 2003), June 2, 2003 (signed on June 2, 2003, filed on June 3, 2003), June 11, 2003 (signed on June 11, 2003, filed on June 12, 2003), June 19, 2003 (signed on June 20, 2003, filed on June 20, 2003), June 25, 2003 (signed on June 25, 2003, filed on June 25, 2003), June 25, 2003, (signed on June 25, 2003, filed on June 26, 2003), June 25, 2003, (signed on June 27, 2003, filed on June 27, 2003), June 25, 2003, (signed on July 2, 2003, filed on July 3, 2003), July 23, 2003 (signed on July 23, 2003, filed on July 24, 2003), and July 23, 2003 (signed on July 23, 2003, filed on July 24, 2003).

Any statement made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes this statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these filings, other than an exhibit to a filing, unless that exhibit is specifically incorporated by reference into the filing, at no cost, and a copy of the indentures and the registration rights agreements that we refer to in this prospectus by writing or calling Equiserve Trust Company N.A., P.O. Box 43010, Providence, RI 02940-3010, (800) 828-6396. E-mail at website www.equiserve.com.

To obtain timely delivery of this information, you must request it no later than five (5) business days before September 8, 2003, the expiration date of the exchange offer.

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FORWARD LOOKING STATEMENTS

This prospectus and the documents it incorporates by reference may contain certain statements that are not historical fact and which are deemed to be forward-looking. These forward-looking statements and other information are based on our beliefs as well as assumptions made by us using information currently available.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” and similar expressions, as they relate to us, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, intended or expected. We do not intend to update these forward-looking statements.

We are making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors which could cause actual results to differ materially from those contained in the forward-looking statements. Such factors include, but are not limited to, those discussed in the section that follows the heading “Risk Factors” in this prospectus, as well as those listed under “Forward Looking Statements” in the documents enumerated under “Incorporation of Certain Documents by Reference” including, but not limited to, our Annual Report on Form 10-K for the year ended December 31, 2002, our Quarterly Report on Form 10-Q for the three months ended March 31, 2003, our Current Reports on Form 8-K dated April 30, 2003 and July 23, 2003 (two filings) and under similarly captioned sections in future filings that we make with the SEC under the Exchange Act.

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference into this prospectus. Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus before making an investment decision. All references to ‘‘dollars” and ‘‘$” are to U.S. Dollars. All references to “euros” and “€” are to European Union Euros.

Xerox Corporation

Xerox Corporation is The Document Company and a leader in the global document market, developing, manufacturing, marketing, servicing and financing a complete range of document equipment, software, solutions and services. We operate in over 130 countries worldwide, and distribute our products in the Western Hemisphere through divisions, wholly-owned subsidiaries and third-party distributors. In Europe, Africa, the Middle East, India and parts of Asia, we distribute our products through Xerox Limited and related companies. We had approximately 64,700 employees at March 31, 2003.

We provide the industry’s broadest range of document products, solutions and services. Our products include printing and publishing systems, digital multi-function devices (which can print, copy, scan and fax), digital copiers, laser and solid ink printers, fax machines, document-management software, and supplies such as toner, paper and ink. We also provide software and solutions that can improve document access for mobile workers and help businesses easily print books or create personalized documents for their customers. In addition, we provide a range of comprehensive document management services, such as operating in-house production centers, developing online document repositories and analyzing how customers can most efficiently create and share documents in the office.

We develop document technologies, systems, solutions and services intended to improve our customers’ work processes and business results. We deliver value to customers by leveraging our core competencies in technology, document knowledge, global sales and service, brand reputation and value added solutions across our three core markets—high-end production environments, small to large networked offices and services.

Xerox is a New York corporation and our principal executive offices are located at 800 Long Ridge Road, P.O. Box 1600, Stamford, Connecticut 06904-1600. Our telephone number is (203) 968-3000.

Recent Developments

Recapitalization

On June 25, 2003, Xerox completed a $3.6 billion recapitalization (the “Recapitalization”) that included the offering and sale of 9.2 million shares of 6.25% Series C Mandatory Convertible Preferred Stock, 46 million shares of Common Stock, $700 million of 7 1/8% Senior Notes due 2010 and $550 million 7 5/8% Senior Notes due 2013 and the effectiveness of Xerox’s new $1.0 billion credit agreement (the “2003 Credit Facility”). The foregoing offerings of mandatory convertible preferred stock, common stock and senior notes were made pursuant to Xerox’s Registration Statement on Form S-3 (File Nos. 333-101164 and 333-101164-01, -03 and -05 through -13); and Xerox has filed with the SEC final Prospectus Supplements pursuant to Rule 424(b)(2) under the Securities Act of 1933 relating to each of such offerings, and a copy of the 2003 Credit Facility on its Current Report on Form 8-K dated June 25, 2003 (filed June 27, 2003).

Securities and Exchange Commission (“SEC”) Investigation

On April 1, 2002, we announced that we had reached a settlement with the SEC on specific accounting methodology and financial disclosure matters previously disclosed that had been under investigation by the SEC since June 2000. As a result, on April 11, 2002, the SEC filed a complaint against us, which we simultaneously settled by consenting to the entry of an Order enjoining us from future violations of Section 17(a) of the Securities Act of 1933, Sections 10(b), 13(a) and 13(b) of the Securities Exchange Act of 1934 and Rules 10b-5, 12b-20, 13a-1, 13a-13 and 13b2-1 thereunder, requiring payment of a civil penalty of $10 million, and imposing other ancillary relief. We neither admitted nor denied the allegations of the complaint. The $10 million civil penalty is included in “Other Expenses, net” in 2002 in our Consolidated Statement of Income. Under the terms of the settlement, in 2002 we restated our financial statements for the years 1997 through 2000.

In addition, as part of the settlement, a special committee of our Board of Directors retained Michael H. Sutton, former Chief Accountant of the SEC, as an independent consultant to review our material accounting controls and policies. Mr. Sutton commenced his review in July 2002. On February 21, 2003, Mr. Sutton delivered his final report (“Sutton Report”), together with observations and recommendations, to members of the special committee. On April 18, 2003 a copy of the Sutton Report and the Audit Committee’s recommendation to the Board of Directors regarding such Report was delivered to the Board of Directors and to the SEC. The Board of Directors reported to the SEC the decisions taken by our Board of Directors as a result of the Sutton Report on June 17, 2003. The Board of Directors adopted the Audit Committee’s recommendations.

We have a comprehensive ongoing program addressing continued progress in enterprise risk management as well as our process and systems management. We are devoting significant additional resources to this end.

SEC Settlement Reached with Individual Defendants

The SEC announced on June 5, 2003 that it had reached a settlement with several individuals who are former officers of Xerox regarding the same accounting and disclosure matters involved in its investigation of Xerox. Just as we had done in our settlement with the SEC, these individuals neither admitted nor denied wrongdoing and have agreed to pay fines, disgorgement and interest.

Because all of the individuals who settled were officers of Xerox, we were required to pay the disgorgement amounts ($19.4 million including prejudgment interest) and legal fees associated with their settlements. Under the terms of our by-laws, we are required to indemnify officers and directors, including former officers and directors, against any costs, expenses or liabilities that result from acting as an officer or director, including payments made in settlement of proceedings, unless the officers or directors are found guilty of wrongdoing in a court of law. However, the individuals have agreed to pay their own fines. We accrued our indemnification expenses during the second half of 2002 and paid such amounts in June 2003.

Other Litigation

Reference is made to Xerox Corporation’s Current Report on Form 8-K dated May 12, 2003 and the “Legal Matters” portion of Note 8 to our Condensed Consolidated Financial Statements (“Litigation, Regulatory Matters and Other Contingencies”) for the three months ended March 31, 2003 contained in our Current Report on Form 8-K dated July 23, 2003, for a discussion of the securities law actions and derivative suits concerning our accounting methodology, accounting practices and related financial and other disclosure matters.

The Exchange Offer

Issuer	Xerox Corporation (“Xerox” or the “Company”).

Securities Offered

$600,000,000 aggregate principal amount of new 9¾% Senior Notes due 2009 (the “Dollar notes”) and €225,000,000 aggregate principal amount of new 9¾% Senior Notes due 2009 (the “Euro notes” and together with the Dollar notes, the “exchange notes”), all of which have been registered under the Securities Act. The terms of the exchange notes offered in the exchange offer are substantially identical to those of the outstanding notes, except that certain transfer restrictions, registration rights and additional interest provisions relating to the outstanding notes do not apply to the exchange notes.

The Exchange Offer

We are offering to issue registered exchange notes in exchange for a like principal amount and like denomination of our outstanding notes. We are offering to issue these registered exchange notes to satisfy our obligations under the registration rights agreements that we entered into with the initial purchasers of the outstanding notes when we sold them in a transaction that was exempt from the registration requirements of the Securities Act. You may tender your outstanding notes for exchange by following the procedures described under the heading “The Exchange Offer.”

Expiration Date; Withdrawal

The exchange offer will expire at 5:00 p.m., New York City time (with respect to the Dollar notes), and at 5:00 p.m., Luxembourg time (with respect to the Euro notes), on September 8, 2003, unless we extend the exchange offer. If you decide to exchange your outstanding notes for exchange notes, you must acknowledge that you are not engaging in, and do not intend to engage in, a distribution of the exchange notes. You may withdraw any notes that you tender for exchange at any time prior to 5:00 p.m., New York City time (with respect to the Dollar Notes), and prior to 5:00 p.m., Luxembourg time (with respect to the Euro Notes), on September 8, 2003. If we decide for any reason not to accept any notes you have tendered for exchange, those notes will be returned without cost to you promptly after the expiration or termination of the exchange offer. See “Exchange Offer—Terms of the Exchange Offer” for a more complete description of the tender and withdrawal provisions.

Conditions to the Exchange Offer

The exchange offer is subject to customary conditions, including that the exchange offer not violate applicable law or any applicable interpretation of the staff of the SEC. This exchange offer is not conditioned upon any minimum principal amount of the outstanding notes being tendered.

U.S. Federal Income Tax Consequences

Your exchange of outstanding notes for exchange notes in the exchange offer will not result in any gain or loss to you for U.S. federal income tax purposes. See “Certain United States Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any proceeds from the exchange offer.

Exchange Agents

Wells Fargo Bank Minnesota, N.A. (“Wells Fargo”) is serving as the exchange agent for the Dollar notes and Deutsche Bank AG London (“Deutsche Bank AG”) is serving as the exchange agent for the Euro notes. The addresses and telephone numbers of the exchange agents are set forth under “The Exchange Offer—Exchange Agents”.

Procedures for Tendering Outstanding Dollar Notes	If you wish to tender your Dollar notes for exchange in this exchange offer, you must transmit to Wells Fargo on or before 5:00 p.m., New York City time, on the expiration date either:

•	an original or a facsimile of a properly completed and duly executed copy of the letter of transmittal which accompanies this prospectus, together with your outstanding notes and any other documentation required by the letter of transmittal, at the address provided on the cover page of the letter of transmittal; or

•	if the notes you own are held of record by The Depositary Trust Company (“DTC”) in book-entry form and you are making delivery by book-entry transfer, a computer-generated message transmitted by means of DTC’s Automated Tender Offer Program System (“ATOP”) in which you acknowledge and agree to be bound by the terms of the letter of transmittal and which, when received by Wells Fargo, will form a part of a confirmation of book-entry transfer. As part of the book-entry transfer, DTC will facilitate the exchange of your notes and update your account to reflect the issuance of the exchange notes to you. ATOP allows you to electronically transmit your acceptance of the exchange offer to DTC instead of physically completing and delivering a letter of transmittal to Wells Fargo.

Special Procedures for Beneficial Owners

If you are the beneficial owner of book-entry interests and your name does not appear on a security position listing of DTC as the holder of the book-entry interests or if you are a beneficial owner of outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender the book-entry interest or outstanding notes in the exchange offer, you should contact the person in whose name your book-entry interests or outstanding notes are registered promptly and instruct that person to tender on your behalf.

Guaranteed Delivery Procedures for Dollar Notes	If you wish to tender your outstanding Dollar notes and:

•	time will not permit your outstanding Dollar notes or other required documents to reach Wells Fargo by the expiration date; or

•	the procedure for book-entry transfer cannot be completed on time;

you may tender your outstanding Dollar notes by completing a notice of guaranteed delivery and complying with the guaranteed delivery procedures. Guaranteed delivery procedures are not available for Euro notes.

Procedures for Tendering Outstanding Euro Notes	The Euro notes do not require a letter of transmittal for acceptance in the exchange offer.

To tender your book-entry interests in outstanding Euro notes on the records of Euroclear or Clearstream, Luxembourg (“Clearstream”), you must contact Euroclear or Clearstream, as applicable, to arrange to block your account with the outstanding Euro notes. In lieu of delivering a letter of transmittal to Deutsche Bank AG, you must notify Euroclear or Clearstream, as the case may be, to deliver to Deutsche Bank AG prior to 5:00 p.m., Luxembourg time, on the expiration date, a computer-generated message, in which you acknowledge and agree to be bound by the terms of the prospectus.

Consequences of Failure to Exchange

Outstanding notes that are not tendered or that are tendered but not accepted will continue to be subject to the restrictions on transfer that are described in the legend on those notes. In general, you may offer or sell your outstanding notes only if they are registered under, or offered or sold under an exemption from, the Securities Act and applicable state securities laws. We, however, will have no further obligation to register the outstanding notes. If you do not participate in the exchange offer, the liquidity of your notes could be adversely affected.

Consequences of Exchanging Your Notes

Based on interpretations of the staff of the SEC, we believe that you may offer for resale, resell or otherwise transfer the exchange notes that we issue in the exchange offer without complying with the registration and prospectus delivery requirements of the Securities Act if you:

•	acquire the exchange notes issued in the exchange offer in the ordinary course of your business;

•	are not participating, do not intend to participate, and have no arrangement or understanding with anyone to participate, in the distribution of the exchange notes issued to you in the exchange offer; and

•	are not an “affiliate” of Xerox as defined in Rule 405 of the Securities Act.

If any of these conditions is not satisfied and you transfer any exchange notes issued to you in the exchange offer without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. We will not be responsible for or indemnify you against any liability you may incur.

Any broker-dealer that acquires exchange notes in the exchange offer for its own account in exchange for outstanding notes, which it acquired through market-making or other trading activities, must acknowledge that it will deliver a prospectus when it resells or transfers any exchange notes. See “Plan of Distribution” for a description of the prospectus delivery obligations of broker-dealers in the exchange offer.

The Exchange Notes

The terms of the exchange notes and those of the outstanding notes are identical in all material respects, except:

(1) the exchange notes will be registered under the Securities Act;

(2) the exchange notes will not contain transfer restrictions and registration rights that relate to the outstanding notes; and

(3) the exchange notes will not contain provisions relating to the payment of additional interest to be made to the holders of the outstanding notes under circumstances related to the timing of the exchange offer.

The exchange notes represent the same debt as the outstanding notes. Both the outstanding notes and the exchange notes are governed by the same indentures. We use the term “notes” in this prospectus to collectively refer to the outstanding notes and the exchange notes. A brief description of the terms of the exchange notes follows:

Issuer	Xerox Corporation.

Securities Offered	$600,000,000 aggregate principal amount of 9 3/4% senior notes due 2009 and €225,000,000 aggregate principal amount of 9 3/4% senior notes due 2009.

Maturity	January 15, 2009.

Interest Payment Dates	January 15 and July 15.

Ranking

The notes are our unsecured senior obligations and rank senior to our existing and future subordinated debt. The notes are effectively subordinated to all our secured debt and structurally subordinated to the debt of our subsidiaries that are not guarantors. See “Description of Notes.” At June 30, 2003, we had $11.8 billion of debt (including $7.5 billion of our subsidiaries debt) of which $4.5 billion was secured, $1.7 billion of mandatorily redeemable preferred securities outstanding, and cash and cash equivalents of $2.3 billion.

Optional Redemption	We cannot redeem the notes unless we pay a make-whole redemption premium to noteholders. See “Description of Notes—Optional Redemption.”

Change of Control Offer	If we undergo a change of control, we must give holders of the notes the opportunity to sell us their notes at 101% of their face amount, plus accrued interest.

We might not be able to pay you the required price for notes you present to us at the time of a change of control, because:

•	we might not have enough funds at that time; or

•	the terms of our debt instruments may prevent us from paying.

Subsidiary Guarantees

The exchange notes will be fully and unconditionally guaranteed on an unsecured senior basis by certain of our restricted subsidiaries. If we fail to make payments on the exchange notes, our subsidiaries that are guarantors must make them instead. See “Description of Notes—Subsidiary Guarantees.”

Certain Indenture Provisions	The indentures governing the notes contain covenants limiting our (and most or all of our subsidiaries’) ability to:

•	incur additional debt;

•	make restricted payments (including paying dividends on our capital stock or redeeming or repurchasing our capital stock or subordinated obligations);

•	make investments;

•	make asset sales;

•	enter into agreements that restrict, among other things, dividends from restricted subsidiaries;

•	grant liens on our assets;

•	engage in transactions with affiliates; and

•	merge or consolidate or transfer substantially all of our assets.

These covenants are subject to a number of important and significant limitations and exceptions. In addition, most of these covenants will be suspended during any time that the notes have investment grade ratings by both Moody’s and S&P. However, such covenants will apply and such suspension period will no longer be in effect if and when the notes cease to have investment grade ratings by both Moody’s and S&P.

Exchange Offer; Registration Rights

We had agreed to use our reasonable best efforts to complete the offer to exchange the outstanding notes for the exchange notes no later than February 16, 2003 (representing 395 days from the date of issuance of the notes). In addition, we agreed to file a “shelf registration statement” that would allow some or all of the notes to be offered to the public. We also agreed that if we failed to fulfill our obligations with respect to the registration of the notes, a registration default would have been deemed to have occurred and, the annual interest rate on the notes would increase by 0.25% for the first ninety days. The annual interest rate on the notes would increase by an additional 0.25% for the subsequent 90 day period during which the registration default continues, up to a maximum additional annual interest rate of 0.50% over the interest rate applicable to the notes (or 10.25%). Upon correction of the registration default, the interest rate on the notes will revert to the original level.

As a result of our not completing the exchange offer, on February 16, 2003, the interest rate on the notes increased by 0.25% on February 17, 2003, and increased by an additional 0.25% on April 18, 2003 to 10.25%. Upon completion of this exchange offer, the interest rate on the notes will revert to the original level of 9 3/4%.

We have paid and will continue to pay the additional interest to the holders in cash on the same dates that we make other interest payments on the notes, until we correct the registration default.

Upon consummation of the exchange offer, holders of outstanding notes will no longer have any rights under the registration rights agreements, except to the extent that we have continuing obligations to file a shelf-registration statement.

Absence of a Public Market for the Exchange Notes

The exchange notes generally will be freely transferable, but they will also be new securities for which there will be no established market. Accordingly, we cannot assure you as to the development or liquidity of any market for the exchange notes. We have agreed to use our reasonable best efforts to have the notes listed on the Luxembourg Stock Exchange. Certain of the initial purchasers, including the joint book-running managers, have advised us that they intend to make a market in the exchange notes. However, they are not obligated to do so, and they may discontinue any market making in the notes at any time without notice.

Use of Proceeds	We will not receive any proceeds from the exchange offer.

Risk Factors	Investing in the notes involves substantial risks. See “Risk Factors” for a description of certain of the risks you should consider before investing in the notes.

Original Issue Discount

The outstanding notes have been issued at an original issue discount (“OID”) for U.S. federal income tax purposes. In each tax year during which a note is held, a U.S. Holder (regardless of its accounting method) must generally include in gross income the portion of the OID that accrued during such period, determined by using a constant yield to maturity method that reflects compounding of interest. See “Certain United States Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Original Issue Discount.” There will be foreign exchange gain or loss implications with respect to the Euro notes. See “Certain United States Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Payment of Interest on Euro Notes.”

You should carefully consider the information under the caption “Risk Factors” and all other information in this prospectus before making a decision on whether to participate in the exchange offer.

RISK FACTORS

You should carefully consider the risks described below, the other information set forth in this prospectus and the documents incorporated by reference before making an investment decision. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. We cannot assure you that any of the events discussed in the risk factors below will not occur. If they do, our business, results of operations or financial condition could be materially adversely affected. In such an instance, the trading price of our securities, including the notes, could decline and you might lose all or part of your investment.

Risks Related to Our Business

We need to successfully develop and market new product lines in order to maintain our market share.

Presently, black and white light-lens copiers represent between 15-20% of our revenues. This segment of the market is mature with anticipated declining industry revenues as the market transitions to digital technology. Some of our new digital products replace or compete with our current light-lens equipment. Changes in the mix of products from light-lens to digital, and the pace of that change, as well as competitive developments, could cause actual results to vary from those expected.

Color printing and copying represent an important and growing segment of the market. Printing from computers has both facilitated and increased the demand for color. A significant part of our strategy and ultimate success in this changing market is our ability to develop and market technology that produces color prints and copies quickly, easily and at reduced cost. Our continuing success in this strategy depends on our ability to make the investments and commit the necessary resources in this highly competitive market, as well as the pace of color adoption by our existing and prospective customers. If we are unable to develop and market alternative offerings in digital and color technologies, we may lose market share which could have a material adverse effect on our operating results.

We face significant challenges as we complete previously announced restructuring initiatives, and our failure to meet those challenges can harm both our performance and the value of our securities.

Since early 2000, we have engaged in a series of restructuring programs related to downsizing our employee base, exiting certain businesses, outsourcing some internal functions and engaging in other actions designed to reduce our cost structure. These initiatives have resulted in more than $1 billion in annualized cost savings in 2002 compared to 2000 levels. Our restructuring program, which we implemented in the fourth quarter of 2002, included additional plans to generate cash and more profitable revenue, as well as pay down debt, and, together with actions taken under our broad-based turnaround program in 2002, is expected to contribute up to an additional $400 million of annualized cost savings. There can be no assurance that we will be able to realize these additional cost savings. The primary challenge we face in realizing these cost savings is maintaining our cost structure to support ongoing operations as planned at the time such actions were taken. If we fail to meet these challenges and fail to realize these cost savings, our results of operations may be adversely affected.

If we are unable to continue to sustain our cost base at or below the current level, transition customer equipment financing to third parties and maintain process and systems changes resulting from restructuring actions, there could be a material adverse effect on our operating results.

We face significant competition and our failure to compete successfully could adversely affect our results of operations and financial condition.

We operate in an environment of significant competition, driven by rapid technological advances and the demands of customers to become more efficient. Our competitors range from large international companies to relatively small firms. Some of the large international companies have significant financial resources and compete with us globally to provide document processing products and services in each of the markets we serve. We compete primarily on the basis of technology, performance, price, quality, reliability, brand, distribution and customer service and support. Our success in future performance is largely dependent upon our ability to compete successfully in the markets we currently serve and to expand into additional market segments. To remain competitive, we must develop new products and services and periodically enhance our existing offerings. If we are unable to compete successfully, we could lose market share and important customers to our competitors and that could adversely affect our results of operations and financial condition.

Our profitability is dependent upon our ability to obtain adequate pricing for our products and to maintain an efficient operation.

Our success depends on our ability to obtain adequate pricing for our products and services which provides a reasonable return to our shareholders. Depending on competitive market factors, future prices we obtain for our products and services may decline from historical levels. In addition, pricing actions to offset the effect of currency devaluations may not prove sufficient to offset further devaluations or may not hold in the face of customer resistance and/or competition.

Our ability to sustain and improve profit margins is largely dependent on our ability to continue to improve the cost efficiency of our operations. If we are unable to achieve productivity improvements through process re-engineering, design efficiency and supplier and manufacturing cost improvements, our ability to offset labor cost inflation, potential materials cost increases and competitive price pressures would be impaired, all of which could materially adversely affect the profitability of our business.

Our current credit ratings allow us only limited access to capital markets, which may impact our ability to fund our customer financing activities and repay maturing debt and other obligations.

Prior to 2002, we financed approximately 80% of our equipment sales. To fund these arrangements, we accessed the credit markets and used cash generated from operations. The long-term viability and profitability of our customer financing activities is dependent, in part, on our ability to borrow and the cost of borrowing in the credit markets. This ability and cost, in turn, is dependent on our credit ratings. We are currently funding our customer financing activity from an eight-year agreement we completed with General Electric Capital Corporation (“GECC”) in the U.S., other third-party financing arrangements, cash generated from operations, as well as from cash on hand, unregistered capital markets offerings and securitizations. There is no assurance that we will be able to continue to fund our customer financing activity at present levels. We continue to negotiate and implement third-party vendor financing programs and securitizations of portions of our existing finance receivable portfolios and we continue to actively pursue alternative forms of financing including securitizations and secured borrowings. These initiatives are expected to improve our liquidity going forward. Our ability to continue to offer customer financing and be successful in the placement of equipment with customers is largely dependent upon successful completion of our third party financing initiatives.

The adequacy of our liquidity depends on our ability to successfully generate positive cash flow from an appropriate combination of operating improvements, financing from third parties, access to capital markets and additional asset sales, including sales or securitizations of our receivables portfolios. We believe our liquidity (including operating and other cash flows that we expect to generate) will be sufficient to meet operating cash flow requirements as they occur and to satisfy all scheduled debt maturities for at least the next twelve months; however, our ability to maintain positive liquidity going forward is highly dependent on achieving our expected operating results, including capturing the benefits from restructuring activities, and continuing to complete announced vendor financing and other initiatives. There is no assurance that these initiatives will be successful. Failure to successfully complete these initiatives could have a material adverse effect on our liquidity and our operations, and could require us to consider further measures, including deferring planned capital expenditures, reducing discretionary spending, selling additional assets and, if necessary, restructuring existing debt. Failure to successfully complete these initiatives could also negatively impact our ability to fund our customer financing activities and repay maturing debt and other obligations.

Any failure to be in compliance with any material provision or covenant of our credit facility or the indentures governing our senior notes could have a material adverse effect on our liquidity and our operations.

The 2003 Credit Facility contains affirmative and negative covenants including limitations on issuance of debt and preferred stock; certain fundamental changes; investments and acquisitions; mergers; certain transactions with affiliates; creation of liens; asset transfers; hedging transactions; payment of dividends and certain other payments; intercompany loans. The 2003 Credit Facility contains additional financial maintenance covenants, including minimum EBITDA, as defined, maximum leverage (total adjusted debt divided by EBITDA), annual maximum capital expenditures limits and minimum consolidated net worth, as defined. The indentures governing our outstanding senior notes contain several affirmative and negative covenants. The senior notes do not, however, contain any financial maintenance covenants. In October 2002, we entered into an Amended and Restated Loan Agreement with GECC relating to our eight-year vendor financing program with GECC (the “Loan Agreement”). The Loan Agreement provides for a series of monthly secured loans up to $5.0 billion outstanding at any one time. The Loan Agreement incorporates the financial maintenance covenants contained in the 2003 Credit Facility, and contains other affirmative and negative covenants.

We are, and expect to remain, in full compliance with the covenants and other provisions of the 2003 Credit Facility, the outstanding senior notes and the Loan Agreement for at least the next twelve months. Any failure to be in compliance with any material provision or covenant of our credit facility or the senior notes could have a material adverse effect on our liquidity and operations. Failure to be in compliance with the covenants in the Loan Agreement, including the financial maintenance covenants incorporated from the 2003 Credit Facility would result in an event of termination under the Loan Agreement and in such case GECC would not be required to make further loans to us. If GECC were to make no further loans to us, it would materially adversely affect our liquidity and our ability to fund our customers’ purchases of our equipment and this could materially adversely affect our results of operations.

Our business, results of operations and financial condition may be negatively impacted by economic conditions abroad, including fluctuating foreign currencies and shifting regulatory schemes.

We derive approximately 40% of our revenue from operations outside of the United States. In addition, we manufacture or acquire many of our products and/or their components outside the United States. Our future revenue, cost and results from operations could be adversely affected by a number of factors, including changes in foreign currency exchange rates, changes in economic conditions from country to country, changes in a country’s political conditions, trade protection measures, licensing requirements and local tax issues. Our ability to enter into new foreign exchange contracts to manage foreign exchange risk is currently limited given our below investment grade credit ratings. Despite our current credit ratings, we have been able to restore a significant level of currency derivative capacity. Although we are still unable to hedge all of our current currency exposures, we are utilizing the reestablished capacity to hedge currency exposures primarily related to foreign currency denominated debt. We anticipate continued volatility in our results of operations due to market changes in interest rates and foreign currency rates which we are currently unable to hedge.

If we fail to successfully develop new technologies, we may be unable to retain and gain customers and our revenues would be reduced.

The process of developing new high technology products and solutions is inherently complex and uncertain. It requires accurate anticipation of customers’ changing needs and emerging technological trends. We must make long-term investments and commit significant resources before knowing whether these investments will eventually result in products that achieve customer acceptance and generate the revenues required to provide desired returns from these investments. If we fail to accurately anticipate and meet our customers’ needs through the development of new products or if our new products are not widely accepted, we could lose our customers and our revenues could be significantly reduced.

Our business, results of operations and financial condition may be negatively impacted by legal and regulatory matters.

We have various contingent liabilities that are not reflected on our balance sheet, including those arising as a result of being a defendant in numerous litigation and regulatory matters involving securities law, patent law, environmental law, employment law and ERISA, as discussed in Note 8 to our Consolidated Financial Statements for the three months ended March 31, 2003, included in our Current Report on Form 8-K dated July 23, 2003 which is incorporated by reference herein. As required by Statement of Financial Accounting Standards No. 5 “Accounting for Contingencies,” we determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. We analyze our litigation and regulatory matters based on available information to assess potential liability. We develop our views on estimated losses in consultation with outside counsel handling our defense in these matters, which involves an analysis of potential results, assuming a combination of litigation and settlement strategies. We recently recorded a litigation charge of $183 million (after-tax) in connection with a case brought against our primary U.S. pension plan for salaried employees. We recorded the charge subsequent to reviewing the probability of a favorable outcome to us following the oral argument of the Plan’s appeal to the Seventh Circuit Court of Appeals. Should developments in any of our other legal matters cause a change in our determination as to an unfavorable outcome and result in the need to recognize a material accrual, or should any of these matters result in a final adverse judgment or be settled for significant amounts, they could have a material adverse effect on our results of operations, cash flows and financial position in the period or periods in which such change in determination, judgment or settlement occurs.

Our operating results may be negatively impacted by revenue trends.

Our ability to return to and maintain a consistent trend of revenue growth over the intermediate to longer term is largely dependent upon expansion of our worldwide equipment placements, as well as sales of services and supplies occurring after the initial equipment placement (post sale revenue) in the key growth markets of color and multi-function devices. We expect that revenue growth can be further enhanced through our consulting services in the areas of document, content and knowledge management. The ability to achieve growth in our equipment placements is subject to the successful implementation of our initiatives to provide advanced systems, industry-oriented global solutions and services for major customers, improved direct sales productivity and expansion of our indirect distribution channels in the face of global competition and pricing pressures. Our ability to increase post sale revenue is largely dependent on our ability to increase equipment placements, equipment utilization and color adoption. Equipment placements typically occur through leases with original terms of three to five years. Our leases generate post sale revenue. Once equipment placements start to increase, there will be a lag before post sale revenues also start to increase. The ability to grow our customers’ usage of our products may continue to be adversely impacted by the movement towards distributed printing and electronic substitutes and the impact of lower equipment placements in prior periods. If we are unable to return to and maintain a consistent trend of revenue growth, there could be a material adverse effect on our revenues and operating results.

Risks Related to the Notes

Our substantial debt could adversely affect our financial health and pose challenges for conducting our business.

We have and will continue to have a substantial amount of debt and other obligations. As of June 30, 2003, we had $11.8 billion of debt, of which $4.5 billion was secured, $1.7 billion of mandatorily redeemable preferred securities outstanding and cash and cash equivalents of $2.3 billion.

Our substantial debt and other obligations could have important consequences. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to obtain additional financing for future working capital, capital expenditures, acquisitions and other general corporate requirements;

•	increase our vulnerability to interest rate fluctuations because a significant portion of our debt has variable interest rates;

•	require us to dedicate a substantial portion of our cash flow from operations on our debt and other obligations thereby reducing the availability of our cash flow from operations for other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	become due and payable upon a change of control.

If new debt is added to our current debt levels, these related risks could increase.

The indentures governing our senior notes, and the agreement governing the 2003 Credit Facility contain, and certain of our future financing agreements are expected to contain, various covenants which limit the discretion of our management in operating our business and could prevent us from engaging in some beneficial activities.

The indentures governing our outstanding senior notes and the agreement governing the 2003 Credit Facility limit our ability to, among other things, issue debt and preferred stock, retire debt early, make investments and acquisitions, merge, engage in certain transactions with affiliates, create or permit to exist liens, transfer assets, enter into hedging transactions and pay dividends on our common stock. The 2003 Credit Facility generally will not affect our ability to continue to monetize finance receivables under the agreements with GECC and others.

Although the terms of the indentures governing our outstanding senior notes restrict our ability to incur additional debt to fund significant acquisitions and restricted payments, the indentures permit us and certain of our subsidiaries to incur debt in the ordinary course and in other circumstances. The indentures prohibit us from refinancing the 7 1/2% convertible trust preferred securities that we issued in the trust preferred offering in November 2001 if these securities are put to us in December 2004, other than with our equity or junior subordinated debentures or with cash that may be available pursuant to the restricted payments covenant.

The notes are unsecured and are effectively subordinated to our secured indebtedness.

If Xerox or the guarantors become insolvent or are liquidated, or if payment under any of our secured debt or the guarantors’ secured debt obligations is accelerated, the secured lenders would be entitled to exercise the remedies available to a secured lender under applicable law and will have a claim on those assets before the holders of our senior notes that are unsecured. As a result, the notes and related guarantees are effectively subordinated to our and the guarantors’ secured indebtedness to the extent of the value of the assets securing that indebtedness or the amount of indebtedness secured by those assets. Therefore, the holders of the notes may recover ratably less than the lenders of our secured debt in the event of our or the guarantors’ bankruptcy or liquidation. At June 30, 2003, we had $4.5 billion of secured debt on a consolidated basis, of which $0.3 billion was secured debt of Xerox and the guarantors. However, in the future, we may be able to refinance our unsecured debt with secured debt, so the amount of assets available to unsecured creditors may decrease.

Your right to receive payments on the notes could be adversely affected if any of our Non-guarantor subsidiaries declares bankruptcy, liquidates or reorganizes.

In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us or the guarantors. As of June 30, 2003, Xerox Corporation and our non-guarantor subsidiaries combined had $11.8 billion of outstanding indebtedness. Our non-guarantor subsidiaries may incur substantial additional indebtedness.

Federal and state statutes may allow courts to further subordinate or void the guarantees. Federal and state statutes allow courts, under specific circumstances, to void or subordinate guarantees and require note holders to return payments received from guarantors.

Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee (1) issued the guarantee with the intent of hindering, delaying or defrauding any current or future creditor or contemplated insolvency with a design to favor one or more creditors to the total or partial exclusion of other creditors, or (2) received less than reasonably equivalent value or fair consideration for issuing its guarantee and:

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that neither we nor the guarantors are insolvent, have unreasonably small capital for the business in which we are engaged or have incurred debts beyond the ability of each of us to pay such debts as they mature. However, we cannot assure you as to what standard a court would apply in making such determination or that a court would agree with our conclusions in this regard.

We may not be able to purchase your notes upon a change of control.

Upon the occurrence of specified “change of control” events, we will be required to offer to purchase each holder’s notes at a price equal to 101% of their principal amount plus accrued and unpaid interest. We may not have sufficient financial resources to purchase all of the notes that holders tender to us upon a change of control offer. The occurrence of a change of control could also constitute an event of default under any of our future debt agreements. See “Description of Notes—Change of Control.”

In bankruptcy, your claim could be reduced by unamortized original issue discount.

If a bankruptcy case is commenced by, or against us, under the United States Bankruptcy Code of 1978, as amended, the claim of a holder of notes with respect to the principal amount thereof may be limited to an amount equal to the sum of (i) the issue price of the notes as set forth on the cover page hereof and (ii) that portion of the original issue discount (as determined on the basis of such issue price) which is not deemed to constitute “unmatured interest” for purposes of the U.S. Bankruptcy Code. Any original issue discount that was not amortized as of any such bankruptcy filing could constitute “unmatured interest.”

Your outstanding notes will not be accepted for exchange if you fail to follow the exchange offer procedures.

We will not accept your outstanding notes for exchange if you do not follow the exchange offer procedures. We will issue exchange notes as part of this exchange offer only after a timely receipt of your outstanding notes, a properly completed and duly executed letter of transmittal (in the case of the Dollar notes) and all other required documents. Therefore, if you want to tender your outstanding notes, please allow sufficient time to ensure timely delivery. If we do not receive your outstanding notes, letter of transmittal (in the case of the Dollar notes) and other required documents by the expiration date of the exchange offer or you do not otherwise comply with the guaranteed delivery procedures for tendering your dollar notes, we will not accept your outstanding notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of outstanding notes for exchange. If there are defects or irregularities with respect to your tender of outstanding notes, we will not accept your outstanding notes for exchange unless we decide in our sole discretion to waive such defects or irregularities.

If you do not exchange your outstanding notes, they will continue to be subject to the existing transfer restrictions and you may not be able to sell them.

We did not register the outstanding notes, nor do we intend to do so following the exchange offer. Outstanding notes that are not tendered will therefore continue to be subject to the existing transfer restrictions and may be transferred only in limited circumstances under the securities laws. As a result, if you hold outstanding notes after the exchange offer, you may not be able to sell them, To the extent any outstanding notes are tendered and accepted in the exchange offer, the trading market, if any, for the outstanding notes that remain outstanding after the exchange offer may be adversely affected due to a reduction in market liquidity.

USE OF PROCEEDS

We will not receive any proceeds from the exchange offer.

SELECTED FINANCIAL DATA

The following selected consolidated financial data, insofar as it relates to each of the years 1998 through 2002, has been derived from our annual financial statements, including the consolidated balance sheets at December 31, 2002 and 2001 and the related consolidated statements of income and of cash flows for the three years ended December 31, 2002 and notes thereto which are incorporated by reference in this prospectus. The data for the three months ended March 31, 2003 and 2002 has been derived from unaudited condensed consolidated financial statements also incorporated by reference in this prospectus and which, in the opinion of management, include all adjustments necessary for a fair statement of the results for the unaudited interim periods. You should read the information below together with our consolidated financial statements and the related notes thereto, incorporated by reference in this prospectus.

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(Dollars in millions, except per share data)
Results of Operations
Total revenues	$3,757	$3,858	$15,849	$17,008	$18,751	$18,995	$18,777

Gross profit	$1,575	$1,582	$6,721	$6,501	$7,020	$8,031	$8,325
Research and development expenses	236	230	917	997	1,064	1,020	1,045
Selling, administrative and general expenses	1,020	1,169	4,437	4,728	5,518	5,204	5,314
Restructuring and asset impairment charges	8	146	670	715	475	12	1,506
Gain on sale of half of interest in Fuji Xerox	—	—	—	(773)	—	—	—
Gain on sale of China operations	—	—	—	—	(200)	—	—
Provision for litigation	300	—	—	—	—	—	—
Other, net	121	98	445	440	530	507	473

(Loss) income before income taxes (benefits), equity income, minorities’ interests, discontinued operations and cumulative effect of change in accounting principle (1)	$(110)	$(61)	$252	$394	$(367)	$1,288	$(13)

(Loss) income from continuing operations before cumulative effect of change in accounting principle (1)	$(65)	$(51)	$154	$(92)	$(273)	$844	$23
Loss from discontinued operations	—	—	—	—	—	—	(190)
Cumulative effect of change in accounting principle	—	(63)	(63)	(2)	—	—	—

Net (loss) income (1)	(65)	(114)	91	(94)	(273)	844	(167)
Preferred stock dividends, net	(10)	—	(73)	(12)	(46)	(46)	(46)

(Loss) income available to common shareholders	$(75)	$(114)	$18	$(106)	$(319)	$798	$(213)

Basic Earnings per Share: (1) (2)
(Loss) income from continuing operations before cumulative effect of change in accounting principle	$(0.10)	$(0.07)	$0.11	$(0.15)	$(0.48)	$1.20	$(0.03)
Loss from discontinued operations	—	—	—	—	—	—	(0.29)
Cumulative effect of change in accounting principle	—	(0.09)	(0.09)	—	—	—	—

Net (loss) earnings per share	$(0.10)	$(0.16)	$0.02	$(0.15)	$(0.48)	$1.20	$(0.32)

Diluted Earnings per Share: (1) (2)
(Loss) income from continuing operations before cumulative effect of change in accounting principle	$(0.10)	$(0.07)	$0.10	$(0.15)	$(0.48)	$1.17	$(0.03)
Loss from discontinued operations	—	—	—	—	—	—	(0.29)
Cumulative effect of change in accounting principle	—	(0.09)	(0.08)	—	—	—	—

Net (loss) earnings per share	$(0.10)	$(0.16)	$0.02	$(0.15)	(0.48)	1.17	$(0.32)

Common stock dividends declared	$—	$—	$—	$0.05	$0.65	$0.80	$0.72

	As of March 31,		As of December 31,
	2003	2002	2002		2001		2000	1999		1998
	(Dollars in millions)
Financial Position:
Cash and cash equivalents	$3,035	$4,747	$2,887		$3,990		$1,750	$132		$79
Total assets	25,345	27,647	25,458		27,645		28,253	27,803		27,775
Working capital	3,095	3,556	3,232		2,613		4,928	2,965		2,959
Short-term debt	5,122	6,704	4,377		6,637		3,080	4,626		4,221
Long-term debt	9,193	10,695	9,794		10,107		15,557	11,521		11,104
Total debt	14,315	17,399	14,171		16,744		18,637	16,147		15,325
Other long-term obligations	4,121	3,585	3,702		3,524		3,122	3,219		4,003
Company-obligated, mandatorily redeemable preferred securities of subsidiary trusts holding solely subordinated debentures of the Company	1,708	1,691	1,701		1,687		684	681		679
Preferred stock	536	593	550		605		647	669		687
Deferred ESOP benefits	(42)	(135)	(42)		(135)		(221)	(299)		(370)
Common shareholders’ equity	1,771	1,622	1,893		1,797		1,801	2,953		3,026

Supplemental Data:
Depreciation and amortization	$199	$319	$1,035		$1,332		$1,244	$1,090		$1,708
Ratio of earnings to fixed charges (3)	—	—	1.14	x	1.33	x	—	2.22	x	—
Ratio of earnings to combined fixed charges and preferred stock dividends (4)	—	—	1.06	x	1.32	x	—	2.11	x	—

(1)	Income (loss) before income taxes (benefits), equity income, minorities’ interests, discontinued operations and cumulative effect of change in accounting principle; Income (loss) from continuing operations before cumulative effect of change in accounting principle; Net income (loss), as well as Basic and Diluted Earnings per share beginning with the year ended December 31, 2002, exclude the effect of amortization of goodwill in accordance with the adoption of Statement of Financial Accounting Standard No. 142. For additional information regarding the adoption of this standard and its effects on Net income (loss) and Earnings (loss) per share, refer to Note 1 to the Consolidated Financial Statements incorporated by reference in our Current Report on Form 8-K dated April 30, 2003.

(2)	Basic and Diluted Earnings per share is determined using income or loss available to common shareholders, which is calculated as net income (loss) less accrued preferred stock dividends, net of tax. Refer to Note 18 to the Consolidated Financial Statements incorporated by reference in our Current Report on Form 8-K dated April 30, 2003.

(3)	Earnings for the three months ended March 31, 2003 and 2002, as well as the years ended December 31, 2000 and 1998 were inadequate to cover fixed charges. The coverage deficiencies were $145 million, $97 million, $385 million and $22 million, respectively. Refer to Exhibit 12 in our 2002 Form 10-K for an explanation of these ratios, as well as the detailed calculations for each of the years presented. Similarly, refer to Exhibit 12 to our Form 10-Q for the three months ended March 31, 2003 for the interim periods presented above.

(4)	Earnings for the three months ended March 31, 2003 and 2002, as well as for the years ended December 31, 2000 and 1998 were inadequate to cover combined fixed charges and preferred stock dividends. The coverage ratio deficiencies were $155 million, $97 million, $438 million and $78 million, respectively. Refer to Exhibit 12 in our 2002 Form 10-K for an explanation of these ratios, as well as the detailed calculations for each of the years presented. Similarly, refer to Exhibit 12 to our Form 10-Q for the three months ended March 31, 2003 for the interim periods presented above.

THE EXCHANGE OFFER

Reasons for the Exchange Offer

Xerox and the initial purchasers entered into registration rights agreements in connection with the issuance of the outstanding notes. The registration rights agreements provide that we would take the following actions at our expense, for the benefit of the holders of the notes:

•	file the exchange offer registration statement, of which this prospectus is a part. The exchange notes will have terms substantially identical in all material respects to the outstanding notes except that the exchange notes will not contain transfer restrictions;

•	cause the exchange offer registration statement to be declared effective under the Securities Act by January 17, 2003; and

•	keep the exchange offer open for at least 20 business days, or longer if required by applicable law, after the date on which notice of the exchange offer is mailed to the holders.

The holder of each outstanding note surrendered in the exchange offer will receive an exchange note having a principal amount equal to that of the surrendered note. Interest on each exchange note will accrue from the later of (1) the last interest payment date on which interest was paid on the outstanding note surrendered or (2) if no interest has been paid on the outstanding note, from January 17, 2002.

    If:

•	because of any change in law or in currently prevailing interpretations of the staff of the SEC, we are not permitted to effect an exchange offer;

•	the exchange offer was not consummated by February 16, 2003;

•	in certain circumstances, certain holders of unregistered exchange notes so request; or

•	in the case of any holder that participates in the exchange offer, such holder does not receive exchange notes on the date of the exchange that may be sold without restriction under state and federal securities laws (other than due solely to the status of such Holder as an affiliate of ours or within the meaning of the Securities Act);

then in each case, we are required to (x) promptly deliver to the holders and the trustees written notice thereof and (y) at our sole expense, (a) within 90 days of such notice, file a shelf registration statement covering resales of the notes (the “Shelf Registration Statement”), and (b) use our reasonable best efforts to keep effective the Shelf Registration Statement until the earlier of two years after the date that the outstanding notes were issued or such time as all of the applicable notes have been sold thereunder.

The exchange offer registration statement was not declared effective by the SEC prior to January 18, 2003 and we have not filed the Shelf Registration Statement. As a result, the interest rate on the notes increased by 0.25% on January 18, 2003 and increased by an additional 0.25% on April 18, 2003. The interest rate will remain at 10.25% until such time that the registration statement is declared effective under the Securities Act, when the interest rate on the notes will revert to the original level of 9 3/4%.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal (which respect to the Dollar notes), we will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time (with respect to the Dollar notes), or prior to 5:00 p.m., Luxembourg time (with respect to the Euro notes), on the expiration date of the exchange offer. We will issue (a) $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer and (b) €1,000 principal amount of exchange notes in exchange for each €1,000 principal amount of outstanding notes accepted in the exchange offer. Any holder may tender some or all of its outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000 or €1,000, as the case may be.

The form and terms of the exchange notes will be the same as the form and terms of the outstanding notes except that:

(1)  the exchange notes will have been registered under the Securities Act and will not bear legends restricting their transfer; and

(2)  the holders of the exchange notes will not be entitled to certain rights under the registration rights agreements, including the provisions providing for an increase in the interest rate on the outstanding notes in certain circumstances relating to the timing of the exchange offer, all of which rights will terminate when the exchange offer is terminated.

The exchange notes will evidence the same debt as the outstanding notes and will be entitled to the benefits of the indentures. The exchange offer is not conditioned on any minimum aggregate principal amount of outstanding notes being tendered for exchange.

As of the date of this prospectus, $600 million and €225 million, respectively, aggregate principal amount of the notes were outstanding. We have fixed the close of business on August 15, 2003 as the record date for the exchange offer for purposes of determining the persons to whom this prospectus and the letter of transmittal (with respect to the Dollar notes) will be mailed initially.

Holders of outstanding notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC.

We will be deemed to have accepted validly tendered outstanding notes when, as and if we have given oral or written notice of our acceptance to the applicable exchange agent. The applicable exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us.

If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of specified other events set forth in this prospectus or otherwise, the certificates for such unaccepted outstanding notes will be returned, without expense, to the tendering holder as promptly as practicable after the expiration date of the exchange offer.

Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal (with respect to the Dollar notes), transfer taxes with respect to the exchange of outstanding notes pursuant to the exchange offer. We will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the exchange offer. See the sections titled “Fees and Expenses” and “Transfer Taxes.”

Expiration Date, Extensions, Amendments

The term “expiration date” will mean 5:00 p.m., New York City time (with respect to the Dollar notes), and 5:00 p.m., Luxembourg time (with respect to the Euro notes), on September 8, 2003, unless we, in our sole discretion, extend the exchange offer, in which case the term will mean the latest date and time to which the exchange offer is extended.

In order to extend the exchange offer, we will notify the exchange agents orally of any extension no later than 5:00 p.m., New York City time (with respect to the Dollar notes), and 5:00 p.m., Luxembourg time (with respect to the Euro notes), on the day the exchange offer was originally scheduled to expire. We will provide confirmation of such extension in writing to the exchange agents no later than 9:00 a.m., New York City time (with respect to the Dollar notes), and 9:00 a.m., Luxembourg time (with respect to the Euro notes), on the business day after the previously scheduled expiration of the exchange offer.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

Procedures for Tendering Dollar Notes

A letter of transmittal relating to the exchange offer has been forwarded to those DTC holders as per the security position listing of DTC fixed on the close of business on August 15, 2003. Because all the outstanding notes are held in book-entry accounts at DTC, a holder need not submit a letter of transmittal if the holder tenders outstanding notes in accordance with the procedures mandated by DTC’s Automated Tender Offer Program (ATOP). To tender outstanding notes without submitting a letter of transmittal, the ATOP electronic instructions sent to DTC and transmitted to Wells Fargo must contain your acknowledgment of receipt of and your agreement to be bound by and to make all of the representations contained in the letter of transmittal. In all other cases, a letter of transmittal must be manually executed and delivered as described in this prospectus.

Only a holder of record may tender outstanding notes in the exchange offer. To tender in the exchange offer, a holder must comply with the procedures of DTC and either:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and deliver the letter of transmittal or facsimile to Wells Fargo prior to the expiration date; or

•	in lieu of delivering a letter of transmittal, instruct DTC to transmit on behalf of the holder a computer-generated message to Wells Fargo in which the holder of the outstanding notes acknowledges and agrees to be bound by the terms of the letter of transmittal, which computer-generated message must be received by Wells Fargo prior to 5:00 p.m., New York City time, on the expiration date.

In addition, either:

•	Wells Fargo must receive the outstanding notes along with the letter of transmittal; or

•	Wells Fargo must receive, before expiration of the exchange offer, timely confirmation of book-entry transfer of the outstanding Dollar notes into its account at DTC, according to the procedure for book-entry transfer described below; or

•	the holder of Dollar notes must comply with the guaranteed delivery procedures described below.

To be tendered effectively, Wells Fargo must receive physical delivery of the letter of transmittal and other required documents at the address set forth below under the caption “Exchange Agents” before expiration of the exchange offer. To receive confirmation of valid tender of outstanding notes, a holder should contact the applicable exchange agent at the telephone number listed under the caption “Exchange Agents.”

The tender by a holder that is not withdrawn before expiration of the exchange offer will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. If a holder completing a letter of transmittal tenders less than all of its outstanding notes, the tendering holder should fill in the applicable box of the letter of transmittal. The amount of outstanding notes delivered to the applicable exchange agent will be deemed to have been tendered unless otherwise indicated.

If the outstanding notes, the letter of transmittal or any other required documents are physically delivered to the applicable exchange agent, the method of delivery is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the applicable exchange agent before expiration of the exchange offer. Holders should not send the letter of transmittal or outstanding notes to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner’s behalf. If the beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal, and delivering its outstanding notes, either:

•	make appropriate arrangements to register ownership of the outstanding notes in the owner’s name; or

•	obtain a properly completed bond power from the registered holder of outstanding notes.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

If the applicable letter of transmittal is signed by the record holder(s) of the outstanding notes tendered, the signature must correspond with the name(s) written on the face of the outstanding notes without alteration, enlargement or any change whatsoever. If the applicable letter of transmittal is signed by a participant in DTC, as applicable, the signature must correspond with the name as it appears on the security position listing as the holder of the outstanding notes.

A signature on a letter of transmittal or a notice of withdrawal must be guaranteed by an “eligible institution.” Eligible institutions include banks, brokers, dealers, municipal securities dealers, municipal securities brokers, government securities dealers, government securities brokers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations. The signature need not be guaranteed by an eligible institution if the outstanding notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes, the outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the outstanding notes and an eligible institution must guarantee the signature on the bond power.

If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless we waive this requirement, they should also submit evidence satisfactory to us of their authority to delivery the letter of transmittal.

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered outstanding notes. Our determination will be final and binding. We reserve the absolute right to reject any outstanding notes not properly tendered or any outstanding notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within the time that we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the applicable exchange agent nor any other person will incur any liability for failure to give notification. Tenders of outstanding notes will not be deemed made until those defects or irregularities have been cured or waived. Any outstanding notes received by the applicable exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the applicable exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In all cases, we will issue Dollar exchange notes for outstanding Dollar notes that we have accepted for exchange under the exchange offer only after Wells Fargo timely receives:

•	outstanding Dollar notes or a timely book-entry confirmation that outstanding Dollar notes have been transferred in Wells Fargo’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

Upon request holders should receive copies of the applicable letter of transmittal with the prospectus. A holder may obtain additional copies of the applicable letter of transmittal for the outstanding notes from Wells Fargo at its offices listed under the caption “Exchange Agents.” By signing the letter of transmittal, or causing DTC, to transmit an agent’s message to Wells Fargo, each tendering holder of outstanding notes will represent to us that, among other things:

•	any exchange notes that the holder receives will be acquired in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•	if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution of the exchange notes;

•	if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities, that it will deliver a prospectus, as required by law, in connection with any resale of those exchange notes (see the caption “Plan of Distribution”); and

•	the holder is not an “affiliate,” as defined in Rule 405 of the Securities Act, of us or, if the holder is an affiliate, it will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

DTC Book-Entry Transfers for Dollar Notes

Wells Fargo will establish an account with respect to the outstanding Dollar notes at DTC for purposes of the exchange offer.

Any participant in DTC may make book-entry delivery of outstanding Dollar notes by causing DTC to transfer the outstanding Dollar notes into Wells Fargo’s account in accordance with DTC’s ATOP procedures for transfer.

However, the exchange for the outstanding Dollar notes so tendered will only be made after a book-entry confirmation of such book-entry transfer of the outstanding Dollar notes into Wells Fargo’s account, and timely receipt by Wells Fargo of an agent’s message and any other documents required by the letter of transmittal. For this purpose, “agent’s message” means a message, transmitted by DTC and received by Wells Fargo and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a participant tendering outstanding Dollar notes that are the subject of the book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce that agreement against the participant.

Guaranteed Delivery Procedures for Dollar Notes

These guaranteed delivery procedures only apply to the outstanding Dollar notes and do not apply to the outstanding Euro notes. Holders wishing to tender their outstanding Dollar notes but whose notes are not immediately available or who cannot deliver their notes, the letter of transmittal or any other required documents to the Wells Fargo or cannot comply with the applicable procedures described above before expiration of the exchange offer may tender if:

•	the tender is made through an eligible institution;

•	before expiration of the exchange offer, Wells Fargo receives from the eligible institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, or a properly transmitted agent’s message and notice of guaranteed delivery:

•	setting forth the name and address of the holder and the registered number(s) and the principal amount of outstanding Dollar notes tendered:

•	stating that the tender is being made by guaranteed delivery;

•	guaranteeing that, within three New York Stock Exchange trading days after expiration of the exchange offer, the letter of transmittal, or facsimile thereof, together with the outstanding Dollar notes or a book-entry transfer confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible institution with Wells Fargo; and

•	Wells Fargo receives the properly completed and executed letter of transmittal, or facsimile thereof, as well as all tendered outstanding Dollar notes in proper form for transfer or a book-entry transfer confirmation, and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after expiration of the exchange offer.

Upon request to Wells Fargo, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding Dollar notes according to the guaranteed delivery procedures set forth above.

Procedures for Tendering Euro Notes

The registered holder of the outstanding Euro notes on the records of Euroclear or Clearstream must instruct Euroclear or Clearstream to block the securities in the account in Euroclear or Clearstream to which such outstanding Euro notes are credited. In order for the exchange offer to be accepted, Deutsche Bank AG must have received, prior to the expiration date, a confirmation from Euroclear or Clearstream that the securities account of outstanding Euro notes tendered has been blocked from and including the day on which the confirmation is delivered to Deutsche Bank AG and that no transfers will be effected in relation to the outstanding Euro notes at any time after such date. The exchange of the outstanding Euro notes so tendered will only be made after a timely receipt by the Deutsche Bank AG of an agent’s message and any other documents required by the prospectus. For this purpose, “agent’s message” means a message, transmitted by Euroclear or Clearstream and received by Deutsche Bank AG which states that Euroclear or Clearstream has received an express acknowledgement from a participant tendering outstanding Euro notes that the participant has received and agrees to be bound by the terms of the prospectus, and that we may enforce that agreement against the participant.

Withdrawal of Tenders for Dollar Notes and Euro Notes

Except as otherwise provided in this prospectus, holders of outstanding notes may withdraw their tenders at any time before expiration of the exchange offer.

For a withdrawal to be effective, the applicable exchange agent must receive a computer-generated notice of withdrawal transmitted by DTC, Euroclear or Clearstream on behalf of the holder in accordance with the standard operating procedures of DTC or Euroclear or Clearstream or a written notice of withdrawal, which may be by telex, facsimile transmission or letter, at one of the addresses set forth below under the caption “—Exchange Agents.”

Any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the principal amount of the outstanding notes to be withdrawn; and

•	with respect to the Dollar notes, where certificates for outstanding notes have been transmitted, specify the name in which the outstanding notes were registered, if different from that of the withdrawing holder.

With respect to the Dollar notes, if certificates for outstanding notes have been delivered or otherwise identified to Wells Fargo, then, prior to the release of those certificates, the withdrawing holder must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution, unless the withdrawing holder is an eligible institution.

If outstanding notes have been tendered pursuant to the procedure for book-entry transfer or the blocking procedures described above, any notice of withdrawal must specify the name and number of the account at DTC or Euroclear or Clearstream, as applicable, to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of the applicable facility.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal, and our determination shall be final and binding on all parties. We will deem any outstanding notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. We will return any outstanding notes that have been tendered for exchange but that are not exchanged for any reason to their holder without cost to the holder. In the case of outstanding Dollar notes tendered by book-entry transfer into Wells Fargo’s account at DTC, according to the procedures described above, those outstanding Dollar notes will be credited to an account maintained with DTC, for outstanding Dollar notes, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. In the case of outstanding Euro notes tendered in accordance with the blocking procedures of Euroclear or Clearstream, the outstanding Euro notes will be returned to their holder by cancellation of the blocking instruction in accordance with the standard operating procedures of Euroclear or Clearstream. You may retender properly withdrawn outstanding notes by following one of the procedures described under the caption “—Procedures for Tendering” above at any time on or before expiration of the exchange offer.

A holder may obtain information regarding the procedures for withdrawal from the applicable exchange agent at its offices listed under the caption “Exchange Agents.”

Conditions

Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange notes for, any outstanding notes, and may terminate or amend the exchange offer as provided in this prospectus before the acceptance of the outstanding notes, if:

(1)  in our judgment, the exchange notes to be received will not be tradable by the holder without restriction under the Securities Act and the Exchange Act and without restrictions under the blue sky or securities laws of substantially all of the states of the United States;

(2)  any action of proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our sole judgment, might impair our ability to proceed with the exchange offer or any material adverse development has occurred in any existing action or proceeding with respect to us or any of our subsidiaries;

(3)  any law, statute, rule, regulation or interpretation by the staff of the SEC is proposed, adopted or enacted, which, in our sole judgment, might impair our ability to proceed with the exchange offer or impair the contemplated benefits of the exchange offer to us;

(4)  any governmental approval has not been obtained, which approval we, in our sole discretion, deem necessary for the consummation of the exchange offer as contemplated by this prospectus;

(5)  any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

(6)  there shall occur a change in the current interpretation by the staff of the SEC which permits the exchange notes issued in the exchange offer in exchange for the outstanding notes to be offered for resale, resold and otherwise transferred by such holders, other than broker-dealers and any such holder which is an “affiliate” of our company within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such exchange notes acquired in the exchange offer are acquired in the ordinary course of such holder’s business and such holder has no arrangement or understanding with any person to participate in the distribution of such exchange notes;

(7)  there has occurred any general suspension of or general limitation on prices for, or trading in, securities on any national exchange or in the over-the-counter market;

(8)  any governmental agency creates limits that adversely affect our ability to complete the exchange offer;

(9)  there shall occur any declaration of war, armed hostilities or other similar international calamity directly or indirectly involving the United States, or the worsening of any such condition that existed at the time that we commence the exchange offer;

(10)  there shall have occurred a change (or a development involving a prospective change) in our and our subsidiaries’ businesses, properties, assets, liabilities, financial condition, operations, results of operations taken as a whole, that is or may be adverse to us; or

(11)  we shall have become aware of facts that, in our reasonable judgment, have or may have adverse significance with respect to the value of the outstanding notes or the exchange notes.

The preceding conditions are for our sole benefit and we may assert them regardless of the circumstances giving rise to any such condition. If we determine in our sole discretion that any of the conditions are not satisfied, we may (1) refuse to accept any outstanding notes and return all tendered outstanding notes to the tendering holders, (2) extend the exchange offer and retain all outstanding notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders to withdraw the outstanding notes (see “—Withdrawal of Tenders”) or (3) waive the unsatisfied conditions in whole or in part at any time and from time to time in our sole discretion with respect to the exchange offer and accept all properly tendered outstanding notes which have not been withdrawn. If we waive the conditions, the exchange offer will remain open for at least three (3) business days following any waiver of the preceding conditions. Our failure at any time to exercise the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which we may assert at any time and from time to time.

Exchange Agents

Wells Fargo Bank Minnesota, N.A. has been appointed as exchange agent for the Dollar notes, and Deutsche Bank AG London has been appointed as exchange agent for the Euro notes. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for Notice of Guaranteed Delivery should be directed to the applicable exchange agent addressed as follows:

Wells Fargo Bank Minnesota, N.A.
Sixth Street and Marquette Avenue
MAC N9303-120
Minneapolis, Minnesota 55479
Telephone:	(612) 667-2344 or (800) 344-5128
Fax:	(612) 667-9825
Attention:	Corporate Trust Services
Reference:	Xerox Corporation

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB
Telephone:	+44 20 7547 5000
Fax:	+44 20 7547 5001
Attention:	CTAS - Restructuring Group
Reference:	Xerox Corporation

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SHOWN ABOVE OR TRANSMISSION VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY OF THE LETTER OF TRANSMITTAL.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of outstanding notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

•	exchange notes are to be delivered to, or issued in the name of, any person other than the registered holder of the outstanding notes;

•	tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offer.

If satisfactory evidence of payment of transfer taxes is not submitted with the letter of transmittal, the amount of any transfer taxes will be billed directly to the tendering holder.

Fees and Expenses

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, pay the applicable exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses incurred in connection with these services.

We will pay the cash expenses to be incurred in connection with the exchange offer. Such expenses include fees and expenses of the applicable exchange agent and trustee, accounting and legal fees and printing costs, among others.

Consequences of Failure to Exchange Outstanding Notes

Outstanding notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be subject to the provisions in the indenture regarding the transfer and exchange of the outstanding notes and the existing restrictions on transfer set forth in the legend on the outstanding notes and in the offering memorandum, dated January 14, 2002, relating to the outstanding notes. Except in limited circumstances with respect to specific types of holders of outstanding notes, we will have no further obligation to provide for the registration under the Securities Act of such outstanding notes. In general, outstanding notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will take any action to register the untendered outstanding notes under the Securities Act or under any state securities laws.

Upon completion of the exchange offer, holders of the outstanding notes will not be entitled to any further registration rights under the exchange and registration rights agreements, except under limited circumstances.

Holders of the exchange notes and any outstanding notes which remain outstanding after consummation of the exchange offer will vote together as a single class for purposes of determining whether holders of the requisite percentage of the class have taken certain actions or exercised certain rights under the indentures.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the outstanding notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes as a result of the exchange offer. Expenses incurred in connection with the exchange offer will be expensed as incurred.

Resale of the Exchange Notes

Based on existing interpretations of the Securities Act by the staff of the SEC contained in several no-action letters to third parties, we believe that the exchange notes will be freely transferable by holders of the notes, except as set forth below, without further registration under the Securities Act. See Shearman & Sterling (available July 2, 1993); Morgan Stanley & Co. Incorporated (available June 5, 1991); and Exxon Capital Holdings Corporation (available May 13, 1989). Holders of outstanding notes, however, who are our affiliates, who intend to participate in the exchange offer for purposes of distributing the exchange securities, or who are  broker-dealers who purchased the outstanding notes from us for resale, will not be able to freely offer, sell or transfer the exchange notes pursuant to this prospectus, and will need to comply with separate (resale) registration and prospectus delivery requirements of the Securities Act in connection with any offer, sale or transfer of notes.

Each holder who is eligible to and wishes to exchange its outstanding notes for exchange notes will be required to make the following representations:

•	any exchange notes to be received by the holder will be acquired in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person to participate in the distribution of the exchange notes;

•	the holder is not an affiliate as defined in Rule 405 promulgated under the Securities Act, or if it is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act;

•	if the holder is not a broker-dealer, it is not engaged in, and does not intend to engage in, the distribution of exchange notes;

•	if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities (we refer to these broker-dealers as participating broker-dealers), the holder will deliver a prospectus in connection with any resale of the exchange notes; and

•	the holder is not acting on behalf of any person or entity that could not truthfully make these representations.

DESCRIPTION OF NOTES

On January 17, 2002, the Company issued $600,000,000 aggregate principal amount of Senior Notes due 2009 (the “Dollar Notes”) under an indenture (the “Dollar Indenture”), between itself and Wells Fargo Bank Minnesota, National Association, as Trustee (the “Dollar Trustee”). On January 17, 2002, the Company issued €225,000,000 aggregate principal amount of Senior Notes due 2009 (the “Euro Notes” and, together with the Dollar Notes, the “Notes”) under an indenture (the “Euro Indenture” and, together with the Dollar Indenture, the “Indentures”), between itself and Wells Fargo Bank Minnesota, National Association, as Trustee (the “Euro Trustee” and, together with the Dollar Trustee, the “Trustees”). The following is a summary of the material provisions of the Indentures. It does not include all of the provisions of the Indentures. Although, for convenience, the Dollar Notes and the Euro Notes are referred to as the “Notes,” the Dollar Notes and the Euro Notes will each be issued as a separate series and will not together have any class voting or other rights. We urge you to read the Indentures because they define your rights. The terms of the Notes include those stated in the Indentures and those made part of the Indentures by reference to the Trust Indenture Act of 1939, as amended (the “TIA”). A copy of the Indentures may be obtained from the Company or the Initial Purchasers. You can find definitions of certain capitalized terms used in this description under “—Certain Definitions.” For purposes of this section, references to the “Company” include only Xerox Corporation and not its subsidiaries and the word “guarantors” refers collectively to the following restricted subsidiaries of the Company that have currently guaranteed the Notes: Xerox International Joint Marketing, Inc. and Intelligent Electronics, Inc.

The Notes are senior unsecured obligations of the Company, ranking pari passu in right of payment with all other senior unsecured obligations of the Company. The Notes are effectively subordinated to all secured debt of the Company and structurally subordinated to the debt of Subsidiaries.

The Company has issued the Notes in fully registered form in denominations of $1,000 and €1,000, as applicable, and integral multiples thereof. The Trustees will initially act as Paying Agent and Registrar for the Notes. The Company has appointed Deutsche Bank AG London as Paying Agent for the Euro Notes in London, England (the “London Paying Agent”). The Notes may be presented for registration of transfer and exchange at the offices of the Registrar. The Company may change any Paying Agent and Registrar without notice to holders of the Notes (the “Holders”). It is expected that the Company will pay principal (and premium, if any) on (i) the Dollar Notes at the Trustees’ corporate office in New York, New York and (ii) the Euro Notes at the Trustee’s corporate office in New York, New York and the London Paying Agent’s corporate office in London, England. It is expected that at the Company’s option, interest may be paid at the Trustees’ corporate trust office or the London Paying Agent’s corporate office, as applicable, or by check mailed to the registered address of Holders. Any Dollar Notes that remain outstanding after the completion of the Exchange Offer, together with the Exchange Dollar Notes issued in connection with the Exchange Offer, will be treated as a single class of securities under the Dollar Indenture. Any Euro Notes that remain outstanding after the completion of the Exchange Offer, together with the Exchange Euro Notes issued in connection with the Exchange Offer, will be treated as a single class of securities under the Euro Indenture.

The Company has agreed to use its reasonable best efforts to have the Notes listed on the Luxembourg Stock Exchange. So long as the Notes are listed on the Luxembourg Stock Exchange and if required by the rules of such stock exchange, a paying agent will be maintained in Luxembourg at all times that payments are required to be made in respect of the Notes.

Subsidiary Guarantees

The Notes have been fully and unconditionally guaranteed on an unsecured senior basis. In June 2003, we completed a $3.6 billion recapitalization (the “Recapitalization”) which included a $1 billion credit facility (the “2003 Credit Facility”). Certain of our subsidiaries that were formerly required to guarantee our outstanding Notes are no longer required to and no longer guarantee the Notes. As a result the Notes are now guaranteed only by Xerox International Joint Marketing, Inc. and Intelligent Electronics, Inc. The Senior Notes due 2010 and 2013 issued by the Company as part of the Recapitalization are also guaranteed by the same subsidiaries that are guaranteeing the Notes. If the Company fails to make payments on the Notes, the guarantors must make them instead.

Principal, Maturity and Interest

The Notes will mature on January 15, 2009. Additional Notes of each series (“Additional Notes”) may be issued from time to time, subject to the limitations set forth under “—Certain Covenants That Will Cease to Apply During Suspension Period—Limitation on Incurrence of Additional Indebtedness.” The Notes and the Additional Notes of the same series that are actually issued will be treated as a single class for all purposes under the Indentures, including, without limitation, as to waivers, amendments, redemptions and offers to purchase.

Interest on the Dollar Notes will accrue at the rate of 9 3/4% per annum and will be payable semiannually in cash on each January 15 and July 15, commencing on July 15, 2002, to the persons who are registered Holders at the close of business on the January 1 and July 1 immediately preceding the applicable interest payment date. Interest on the Dollar Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance to but excluding the actual interest payment date.

Interest on the Euro Notes will accrue at the rate of 9 3/4% per annum and will be payable semiannually in cash on each January 15 and July 15, commencing on July 15, 2002, to the persons who are registered Holders at the close of business on the January 1 and July 1 immediately preceding the applicable interest payment date. Interest on the Euro Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance to but excluding the actual interest payment date.

Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

The Notes are not be entitled to the benefit of any mandatory sinking fund.

Optional Redemption

Except as described below, the Notes are not redeemable.

The Company may, at any time and from time to time, at its option, redeem each series of the outstanding Notes (in whole or in part) at a redemption price equal to 95.167% of the principal amount thereof, plus original issue discount on such Notes accrued pursuant to Section 1272 of the Internal Revenue Code of 1986, as amended, to the applicable redemption date, plus accrued and unpaid interest, if any, on the Notes to the applicable redemption date, plus the applicable Make-Whole Premium (a “Specified Redemption”); provided that in the case of any such redemption in part, at least 50% of the original principal amount of the applicable series of Notes remains outstanding after giving effect to such redemption. The Company shall give not less than 30 nor more than 60 days notice of such redemption.

In the event that the Company chooses to redeem less than all of the Notes, selection of the Notes for redemption will be made by the applicable Trustee either:

(1)  in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed; or,

(2)  if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

Change of Control

Upon the occurrence of a Change of Control, each Holder will have the right to require that the Company purchase all or a portion (equal to $1,000 or €1,000, as the case may be, and integral multiples thereof) of such Holder’s Notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount of the Notes repurchased plus accrued and unpaid interest to the date of purchase.

Within 30 days following the date upon which the Change of Control occurred, the Company must send, or cause the Trustees to send, by first class mail, a notice to each Holder, with a copy to the Trustees, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 45 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the Company is required to purchase outstanding Notes pursuant to a Change of Control Offer, the Company expects that it would seek third-party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing. In addition, there can be no assurance that the Company will be able to obtain the consents necessary to consummate a Change of Control Offer from the lenders under agreements governing outstanding Indebtedness which may in the future prohibit the offer.

Neither the Board of Directors of the Company nor the Trustees may waive the covenant relating to a Holder’s right to redemption upon a Change of Control. Restrictions in the Indentures described herein on the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, to grant Liens on its property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. There can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect a Change of Control Offer. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indentures may not afford the Holders protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of the Indentures, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Change of Control” provisions of the Indentures by virtue thereof.

The “Change of Control” provisions described above will apply during any Suspension Period.

Suspension Period

During each Suspension Period, the provisions of the applicable Indenture described under “Certain Covenants That Will Cease To Apply During Suspension Period” will not apply. The provisions of the applicable Indenture described under “Certain Covenants Applicable At All Times” will apply at all times during any Suspension Period so long as any Notes remain outstanding thereunder.

“Suspension Period” means any period (a) beginning on the date that:

(1)	the applicable series of Notes has Investment Grade Status, provided that prior to the assignment of the ratings contemplated by the definition of Investment Grade Status, the Company has advised Moody’s and S&P that the covenants under “Certain Covenants That Will Cease To Apply During Suspension Period” will not apply during such Suspension Period;

(2)	no Default or Event of Default has occurred and is continuing; and

(3)	the Company has delivered an Officers’ Certificate to the applicable Trustee certifying that the conditions set forth in clauses (1) and (2) above are satisfied;

and (b) ending on the date (the “Reversion Date”) that the applicable series of Notes cease to have the applicable ratings from both Moody’s and S&P specified in the definition of Investment Grade Status; provided that solely for the purpose of determining the Reversion Date, the applicable series of Notes shall be deemed to have Investment Grade Status if clauses (i) or (ii) of the definition of Investment Grade Status are otherwise satisfied, notwithstanding that either Moody’s and/or S&P announces a negative outlook with respect to such Notes.

On each Reversion Date, all Indebtedness incurred during the Suspension Period prior to such Reversion Date will be deemed to have been outstanding on the Issue Date and classified as permitted under clause (4) of the definition of Permitted Indebtedness.

For purposes of calculating the amount available to be made as Restricted Payments under clause (iii) of the first paragraph of the “—Limitation on Restricted Payments” covenant, calculations under that clause will be made with reference to December 31, 2001 as set forth in that clause. Accordingly, (x) Restricted Payments made during the Suspension Period not otherwise permitted pursuant to any of clauses (1) through (13) under the second paragraph under the “Limitation on Restricted Payments” covenant will reduce the amount available to be made as Restricted Payments under clause (iii) of such covenant, provided, that the amount available to be made as Restricted Payments on the Reversion Date shall not be reduced to below zero solely as a result of such Restricted Payments, but may be reduced to below zero as a result of cumulative Consolidated Net Income for the purpose of sub-clause (v) of clause (iii) of such covenant being a loss, and (y) the items specified in subclause (v) through (z) of clause (iii) of such covenant that occur during the Suspension Period will increase the amount available to be made as Restricted Payments under clause (iii) of such covenant. Any Restricted Payments made during the Suspension Period that (i) are of the type described in clause (4) under the “Limitation on Restricted Payments” covenant or (ii) that would have been made pursuant to clause (13) of the second paragraph under such covenant if such covenant were then applicable, shall reduce the amounts permitted to be incurred under such clause (4) or (13), as the case may be, on the Reversion Date.

For purposes of the “—Limitation on Asset Sales” covenant, on the Reversion Date, the unutilized Net Proceeds Offer Amount will be reset to zero.

Certain Covenants That Will Cease To Apply During Suspension Period

Set forth below are summaries of certain covenants contained in the Indentures that will apply at all times except during any Suspension Period.

Limitation on Incurrence of Additional Indebtedness.   (a)  The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, “incur”) any Indebtedness (other than Permitted Indebtedness); provided, however, that the Company may incur Indebtedness (including, without limitation, Acquired Indebtedness), if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof, the Consolidated Fixed Charge Coverage Ratio of the Company is (i) greater than 2.0 to 1.0 if such Indebtedness is incurred on or before January 15, 2004 or (ii) greater than 2.25 to 1.0 if such Indebtedness is incurred after January 15, 2004.

(b)  The Company will not, directly or indirectly, incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is subordinated in right of payment to any other Indebtedness of the Company, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the Notes to the same extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Company.

(c)  Notwithstanding clause (a) of this covenant, the Company will not permit any Domestic Insignificant Subsidiary, directly or indirectly, to incur any Indebtedness other than Indebtedness permitted to be incurred by such Domestic Insignificant Subsidiary under clauses (2), (4), (7), (9), (10), (16) and (18) (provided that in the case of clause (18), the Indebtedness being refinanced is the Indebtedness of any Domestic Insignificant Subsidiary) of the definition of Permitted Indebtedness.

Limitation on Restricted Payments.   The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)  declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock of the Company) on or in respect of shares of the Company’s or any Restricted Subsidiary’s Capital Stock to holders of such Capital Stock in their capacity as such, other than dividends, payments or distributions payable to the Company or any Restricted Subsidiary of the Company (and, if such Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, dividends or distributions payable to the other equity holders of such Restricted Subsidiary on a pro rata basis);

(2)  purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any Restricted Subsidiary (other than (x) in exchange for Qualified Capital Stock of the Company, (y) the redemption of Preferred Stock of the Company or any Restricted Subsidiary outstanding on the Issue Date (other than the Convertible Trust Preferred Securities) at any scheduled final mandatory redemption date thereof as in effect on the Issue Date or (z) Capital Stock of a Restricted Subsidiary held by the Company or another Restricted Subsidiary) or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock or make any payments with respect to Synthetic Purchase Agreements;

(3)  make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Indebtedness (other than the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase or other acquisition); or

(4)  make any Investment (other than Permitted Investments)

(each of the foregoing actions set forth in clauses (1), (2), (3) and (4) being referred to as a “Restricted Payment”), if at the time of such Restricted Payment or immediately after giving effect thereto,

(i)  a Default or an Event of Default shall have occurred and be continuing;

(ii)  the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the “Limitation on Incurrence of Additional Indebtedness” covenant; or

(iii)  the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to December 31, 2001 (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined in good faith by the Company) shall exceed the sum, without duplication (the “Restricted Payments Basket”), of:

(v)  50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company earned subsequent to December 31, 2001 and on or prior to the date the Restricted Payment occurs (the “Reference Date”) (treating such period as a single accounting period); plus

(w)  100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to December 31, 2001 and on or prior to the Reference Date of Qualified Capital Stock of the Company or warrants, options or other rights to acquire Qualified Capital Stock of the Company (but excluding any debt security that is convertible into, or exchangeable for, Qualified Capital Stock); plus

(x)  100% of the aggregate net cash proceeds of any equity contribution received by the Company from a holder of the Company’s Capital Stock; plus

(y)  the amount by which Indebtedness of the Company (other than the Convertible Subordinated Debentures) is reduced on the Company’s consolidated balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to December 31, 2001 of such Indebtedness for Qualified Capital Stock of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company upon such conversion or exchange); plus

(z)  without duplication, the sum of:

(1)  the aggregate amount returned in cash on or with respect to Investments (other than Permitted Investments) made subsequent to December 31, 2001 whether through interest payments, principal payments, dividends or other distributions or payments;

(2)  the net cash proceeds received by the Company or any of its Restricted Subsidiaries from the disposition of all or any portion of such Investments (other than to a Subsidiary of the Company); and

(3)  upon redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the fair market value of such Subsidiary;

provided, however, that the sum of clauses (1), (2) and (3) above shall not exceed the aggregate amount of all such Investments made subsequent to December 31, 2001.

Notwithstanding the foregoing, the provisions set forth in the preceding paragraphs do not prohibit:

(1)  the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration;

(2)  the acquisition of any shares of Capital Stock of the Company or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock, either (i) solely in exchange for shares of Qualified Capital Stock of the Company or any warrants, rights or options to purchase or acquire shares of any class of Qualified Capital Stock of the Company or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company;

(3)  the repurchase, redemption or other repayment of any Subordinated Indebtedness or Subsidiary Preferred Stock permitted to be issued pursuant to clause (2) of the definition of Permitted Indebtedness either (i) solely in exchange for shares of Qualified Capital Stock of the Company or any warrants, rights or options to purchase or acquire shares of any class of Qualified Capital Stock of the Company or other Subordinated Indebtedness of the Company that is Refinancing Indebtedness, or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of (a) shares of Qualified Capital Stock of the Company or (b) other Subordinated Indebtedness of the Company that is Refinancing Indebtedness;

(4)  (x) the repurchase or other acquisition of shares of Qualified Capital Stock of the Company or any warrants, rights or options to purchase or acquire shares of any such Qualified Capital Stock, from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell, or are granted the option to purchase or sell, shares of such Qualified Capital Stock or (y) the redemption or repayment of any outstanding de minimis Subordinated Indebtedness; provided that the aggregate amount paid under clauses (x) and (y) combined does not exceed $25.0 million since the Issue Date;

(5)  regularly scheduled or cumulative dividends or distributions on the Convertible Trust Preferred Securities or on any other trust preferred securities issued by a Restricted Subsidiary of the Company that is a special purpose finance vehicle of the Company to the extent otherwise permitted to be issued under the Indentures and such dividends or distributions are included in Consolidated Fixed Charges;

(6)  any repurchase of the Convertible Trust Preferred Securities upon the exercise by the holders thereof of any right to require such Restricted Subsidiary to purchase such securities through the application of the net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of an issuance of, or solely in exchange for, either (x) junior subordinated debentures of the Company that are subordinated to the Notes pursuant to a written agreement that is, taken as a whole, no less restrictive to the holders of such junior subordinated debentures than the subordination terms of the junior subordinated debentures into which such Convertible Trust Preferred Securities are exchangeable and have a maturity (including pursuant to any sinking fund obligation, mandatory redemption or right of repurchase at the option of the holder or otherwise) no earlier that the final maturity of the Notes and that have the benefit of covenants that are, taken as a whole, no more restrictive than the covenants in the Indentures or (y) Qualified Capital Stock of the Company or any warrants, rights or options to purchase or acquire shares of any class of Qualified Capital Stock of the Company;

(7)  regularly scheduled or cumulative dividends on the Company’s Series B Convertible Preferred Stock to the extent such dividends are or were included in Consolidated Fixed Charges;

(8)  upon the occurrence of a Change of Control and after the completion of the offer to repurchase of the Notes as described under “Change of Control” above (including the purchase of all Notes tendered), any purchase, defeasance, retirement, redemption or other acquisition of Subordinated Indebtedness required under the terms of such Subordinated Indebtedness as a result of such Change of Control;

(9)  payments to holders of Capital Stock (or to the holders of Indebtedness or Disqualified Capital Stock that is convertible into or exchangeable for Capital Stock upon such conversion or exchange) in lieu of the issuance of fractional shares;

(10)  the payment of consideration by a Person other than the Company or a Subsidiary to equity holders of the Company;

(11)  any repurchase of the Convertible Subordinated Debentures upon exercise of the right of the holders to require the Company to purchase such securities on April 21, 2003;

(12)  the transactions with any Person (including any Affiliate of the Company) described in clause (1) of the third paragraph of the “Transaction with Affiliates” covenant and the funding of any obligations in connection therewith; and

(13)  other Restricted Payments in an aggregate amount which, when taken together with all other Restricted Payments pursuant to this clause (13), does not exceed $35.0 million.

In determining the aggregate amount of Restricted Payments made subsequent to January 1, 2002 in accordance with clause (iii) of the second preceding paragraph, amounts expended pursuant to clauses (1) and (4) of the immediately preceding paragraph shall be included in such calculation. No issuance and sale of Qualified Capital Stock pursuant to clause (2) or (3) of the immediately preceding paragraph shall increase the Restricted Payments Basket, except to the extent the proceeds thereof exceed the amounts used to effect the transactions described therein.

Limitation on Asset Sales.    The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)  the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by the Company or such Restricted Subsidiary);

(2)  at least 75% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, from such Asset Sale shall be in the form of cash or Cash Equivalents (provided that the amount of any Pari Passu Indebtedness of the Company or any Indebtedness of a Restricted Subsidiary that is assumed by the transferee of any such assets shall be deemed to be cash for the purposes of this provision); and

(3)  upon the consummation of an Asset Sale, the Company shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 365 days of receipt thereof:

(a)  (i)  to repurchase or otherwise acquire any Pari Passu Indebtedness pursuant to any exercise by the holders thereof of the right to require the issuer thereof to repurchase or acquire such Pari Passu Indebtedness prior to its scheduled maturity or scheduled repayment, (ii)  to prepay, repay, repurchase, redeem, defease or otherwise acquire or retire for value, on or prior to any scheduled maturity, repayment or amortization that portion of Pari Passu Indebtedness of the Company to the extent that such Pari Passu Indebtedness has a stated maturity, scheduled repayment or amortization that has or will become due prior to the final stated maturity of the Notes, (iii)  any Pari Passu Indebtedness under the Credit Agreement (other than Capital Markets Debt), or (iv)  any Indebtedness of a Restricted Subsidiary; provided that, in each case under this clause (a), if such Pari Passu Indebtedness was borrowed under the revolving portion of any credit facility, then a permanent reduction in the availability under the revolving portion of such credit facility will be effected;

(b)  to make an investment in or expenditures for properties and assets that replace the properties and assets that were the subject of such Asset Sale or in properties and assets (including Capital Stock of any entity) that will be used in the business of the Company and its Subsidiaries or in businesses reasonably related thereto or to fund the cash portion of the Turnaround Program (“Replacement Assets”); and/or

(c)  a combination of prepayment and investment permitted by the foregoing clauses (3)(a) and (3)(b);

provided that, notwithstanding the preceding provisions of this paragraph (3), if the Company or any Restricted Subsidiary;

(i)  enters into any letter of intent, memorandum of understanding, agreement or other instrument (each, an “Asset Sales Agreement”) after the Issue Date that contemplates one or more Asset Sales by the Company or such Restricted Subsidiary, and

(ii)  after the date of such Asset Sale Agreement and within 365 days immediately prior to the consummation of the Asset Sale(s) pursuant thereto, has applied any cash or Cash Equivalents (other than Net Cash Proceeds from any other Asset Sale) (“Applied Cash”) in any manner permitted by clauses 3(a), 3(b) or 3(c) of the preceding paragraph (other than any repayments of Indebtedness under the Revolving Credit Facility, dated as of October 22, 1997 as it existed on the Issue Date only), then the amount of Net Cash Proceeds relating to such Asset Sale(s) up to the amount of Applied Cash shall be deemed to have been applied by Company or such Restricted Subsidiary in accordance with the provisions of clause (3) above.

Pending the application of any Net Cash Proceeds required by this covenant, the Company or such Restricted Subsidiary may temporarily reduce any short-term loans or any Indebtedness under the revolving portion of any credit facility, including without limitation, under the Credit Agreement, and such temporary reductions shall not result in any permanent reduction in the availability under the revolving portion of such credit facility.

On the 366th day after an Asset Sale or such earlier date, if any, as the Board of Directors of the Company or of such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses (3)(a), (3)(b) and (3)(c) of the preceding paragraph (each, a “Net Proceeds Offer Trigger Date”), such aggregate amount of Net Cash Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (3)(a), (3)(b) and (3)(c) of the preceding paragraph or deemed to have been applied pursuant to the proviso of the immediately preceding paragraph (each a “Net Proceeds Offer Amount”) shall be applied by the Company or such Restricted Subsidiary to make an offer to purchase (the “Net Proceeds Offer”) to all Holders (and holders of other Pari Passu Indebtedness of the Company to the extent required by the terms thereof) on a date (the “Net Proceeds Offer Payment Date”) not less than 30 nor more than 60 days following the applicable Net Proceeds Offer Trigger Date, from all Holders (and holders of other Pari Passu Indebtedness of the Company to the extent required by the terms thereof) on a pro rata basis, that amount of Notes (and other Pari Passu Indebtedness) equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of purchase; provided, however, that if at any time any non-cash consideration received by the Company or any Restricted Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant.

The Company may defer the Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $75.0 million resulting from one or more Asset Sales (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $75.0 million, shall be applied as required pursuant to this paragraph).

Notwithstanding the first two paragraphs of this covenant, the Company and its Restricted Subsidiaries will be permitted to consummate an Asset Sale without complying with such paragraphs to the extent that:

(1)  at least 75% of the consideration for such Asset Sale constitutes Replacement Assets; and

(2)  such Asset Sale is for fair market value; provided that any cash or Cash Equivalents received by the Company or any of its Restricted Subsidiaries in connection with any Asset Sale permitted to be consummated under this paragraph shall constitute Net Cash Proceeds subject to the provisions of the first two paragraphs of this covenant.

Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 45 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustees, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 or €1,000, as the case may be) in exchange for cash. To the extent the aggregate principal amount of Notes and other Pari Passu Indebtedness properly tendered exceeds the Net Proceeds Offer Amount, the tendered Notes and other Pari Passu Indebtedness will be purchased on a pro rata basis based on the amount of Notes and other Pari Passu Indebtedness tendered. A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Asset Sale” provisions of the Indentures, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Asset Sale” provisions of the Indentures by virtue thereof.

After consummation of any Net Proceeds Offer, any Net Proceeds Offer Amount not applied to any such purchase may be used by the Company for any purpose permitted by the other provisions of the Indentures.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.    The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual, encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to:

(1)  pay dividends or make any other distributions on or in respect of its Capital Stock to the Company or any Restricted Subsidiary;

(2)  make loans or advances or to pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary of the Company; or

(3)  transfer any of its property or assets to the Company or any other Restricted Subsidiary of the Company,

except for such encumbrances or restrictions existing under or by reason of:

(a)  applicable law, rules, regulations and/or orders;

(b)  the Indentures (including, without limitation, any Liens permitted by the Indentures);

(c)  customary non-assignment provisions of any contract, or any lease or license governing a leasehold interest, of any Restricted Subsidiary of the Company;

(d)  any agreement or instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired or any Subsidiary of such Person;

(e)  agreements or instruments existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive (as determined in the good faith judgment of the Company) in any material respect, taken as a whole, with respect to such dividend and other payment restrictions than those contained in such agreements or instruments as in effect on the Issue Date;

(f)  the Credit Agreement;

(g)  Purchase Money Indebtedness incurred in compliance with the “Limitation on Incurrence of Additional Indebtedness” covenant that impose restrictions of the nature described in clause (3) above on the property acquired;

(h)  any agreement relating to Indebtedness of a Restricted Subsidiary permitted to be incurred under the “Limitation on Incurrence of Additional Indebtedness” covenant;

(i)  restrictions on cash or other deposits or net worth imposed under contracts entered into in the ordinary course of business;

(j)  any encumbrance or restriction existing under or by reason of contractual requirements in connection with a Qualified Receivables Transaction;

(k)  pursuant to any merger agreements, stock purchase agreements, asset sale agreements and similar agreements limiting the transfer of properties and assets or distributions pending consummation of the subject transaction;

(l)  in the case of clause (3) of the first paragraph of this covenant, any encumbrance or restriction (a) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license, or similar contract, (b) by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indentures, or (c) contained in security agreements securing Indebtedness of any Restricted Subsidiary to the extent permitted by the Indentures and such encumbrance or restrictions restrict the transfer of the property subject to such security agreements;

(m)  an agreement governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (b), (d), (e), (g), (h) or (j) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such Indebtedness are no more restrictive in any material respect than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (b), (d), (e), (g), (h) or (j) as determined by the Company; and

(n)  agreements or instruments, including, without limitation, joint venture agreements, entered into to facilitate the Turnaround Program or in connection with Permitted Joint Venture Investments.

Limitations on Transactions with Affiliates.    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with any of its Affiliates (each, an “Affiliate Transaction”), other than (x) Affiliate Transactions permitted under the third paragraph of this covenant and (y) Affiliate Transactions on terms that are no less favorable in any material respect than those that might reasonably have been obtained, in the good faith judgment of the Board of Directors of the Company or the Restricted Subsidiary, as the case may be, in a comparable transaction at such time on an arm’s length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary.

Each Affiliate Transaction (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of $20.0 million shall be approved by the Board of Directors of the Company or such Restricted Subsidiary, as the case may be, such approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions.

The foregoing paragraphs shall not apply to:

(1)  any employment agreement, collective bargaining agreement, employee benefit plan, related trust agreement or any similar arrangement, payment of compensation and fees to, and indemnity provided on behalf of, any present or former employees, officers, directors or consultants, maintenance of benefit programs or arrangements for any present or former employees, officers or directors, including vacation plans, health and life insurance plans, deferred compensation plans, and retirement or savings plan and similar plans, and loans and advances to any present or former employees, officers, directors, consultants and shareholders, in each case entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business or approved by the Board of Directors of the Company or such Restricted Subsidiary, as the case may be;

(2)  transactions exclusively between or among the Company and any of its Restricted Subsidiaries or any joint venture in which the Company has a Permitted Joint Venture Investment or exclusively between or among such Restricted Subsidiaries; provided such transactions are not otherwise prohibited by the Indentures;

(3)  any agreement, instrument or arrangement as in effect as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date as determined by the Company;

(4)  Permitted Investments and Restricted Payments permitted by the Indentures;

(5)  the issuance or sale of any Capital Stock (other than Disqualified Capital Stock) of the Company; and

(6)  any transactions with joint ventures described in the definition of Permitted Joint Venture Investments and transactions contemplated by or to facilitate the Turnaround Program.

Certain Covenants Applicable At All Times

Set forth below are summaries of certain covenants contained in the Indentures that, except as expressly indicated, will apply at all times so long as any Notes remain outstanding.

Limitation on Liens.    The Company will not create or suffer to exist, or permit any of its Specified Subsidiaries to create or suffer to exist, any Lien, or any other type of preferential arrangement, upon or with respect to any of its properties (other than “margin stock” as that term is defined in Regulation U issued by the Board of Governors of the Federal Reserve System), whether now owned or hereafter acquired, or assign, or permit any of its Specified Subsidiaries to assign, any right to receive income, in each case to secure any Indebtedness (other than Indebtedness described in clauses (5) and (8) of the definition of “Indebtedness” herein) without making effective provision whereby all of the Notes (together with, if the Company shall so determine, any other Indebtedness of the Company or such Specified Subsidiary then existing or thereafter created which is not subordinate to the Notes) shall be equally and ratably secured with the Indebtedness secured by such security (provided that any Lien created for the benefit of the Holders of the Notes pursuant to this sentence shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Lien that resulted in such provision becoming applicable, unless a Default or Event of Default shall then be continuing); provided, however, that the Company or its Specified Subsidiaries may create or suffer to exist any Lien or preferential arrangement of any kind in, of or upon any of the properties or assets of the Company or its Specified Subsidiaries to secure such Indebtedness in an aggregate amount at any time outstanding not greater than 20% of the Consolidated Net Worth of the Company; and provided, further, that the foregoing restrictions shall not apply to any of the following:

(1)  deposits, liens or pledges arising in the ordinary course of business to enable the Company or any of its Specified Subsidiaries to exercise any privilege or license or to secure payments of workers’ compensation or unemployment insurance, or to secure the performance of bids, tenders, leases contracts (other than for the payment of borrowed money) or statutory landlords’ liens or to secure public or statutory obligations or surety, stay or appeal bonds, or other similar deposits or pledges made in the ordinary course of business;

(2)  Liens imposed by law or other similar Liens, if arising in the ordinary course of business, such as mechanic’s, materialman’s, workman’s, repairman’s or carrier’s liens, or deposits or pledges in the ordinary course of business to obtain the release of such Liens;

(3)  Liens arising out of judgments or awards against the Company or any of its Specified Subsidiaries in an aggregate amount not to exceed at any time outstanding under this clause (3) the greater of (a) 15% of the Consolidated Net Worth of the Company or (b) the minimum amount which, if subtracted from such Consolidated Net Worth, would reduce such Consolidated Net Worth below $3.2 billion and, in each case, with respect to which the Company or such Specified Subsidiary shall in good faith be prosecuting an appeal or proceedings for review, or Liens for the purpose of obtaining a stay or discharge in the course of any legal proceedings;

(4)  Liens for taxes if such taxes are not delinquent or thereafter can be paid without penalty, or are being contested in good faith by appropriate proceedings, or minor survey exceptions or minor encumbrances, easements or restrictions which do not in the aggregate materially detract from the value of the property so encumbered or restricted or materially impair their use in the operation of the business of the Company or any Specified Subsidiary owning such property;

(5)  Liens in favor of any government or department or agency thereof or in favor of a prime contractor under a government contract and resulting from the acceptance of progress or partial payments under government contracts or subcontracts thereunder;

(6)  Liens existing on December 1, 1991;

(7)  purchase money liens or security interests in property acquired or held by the Company or any Specified Subsidiary in the ordinary course of business to secure the purchase price thereof or Indebtedness incurred to finance the acquisition thereof;

(8)  Liens existing on property at the time of its acquisition;

(9)  the rights of Xerox Credit Corporation relating to a certain reserve account established pursuant to an operating agreement dated as of November 1, 1980, between the Company and Xerox Credit Corporation;

(10)  the replacement, extension or renewal of any of the foregoing; and

(11)  Liens on any assets of any Specified Subsidiary of up to $500.0 million incurred since December 1, 1991 in connection with the sale or assignment of assets of such Specified Subsidiary for cash where the proceeds are applied to repayment of Indebtedness of such Specified Subsidiary and/or invested by such Specified Subsidiary in assets which would be reflected as receivables on the balance sheet of such Specified Subsidiary.

In addition, if after the Issue Date any Capital Markets Debt of the Company or any Restricted Subsidiary becomes secured by a Lien pursuant to any provision similar to the covenant in the immediately preceding paragraph, then:

(1)  in the case of a Lien securing Subordinated Indebtedness, the Notes are secured by a Lien on the same property as such Lien that is senior in priority to such Lien; and

(2)  in all other cases, the Notes are equally and ratably secured by a Lien on the same property as such Lien.

Merger, Consolidation and Sale of Assets.    The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company’s assets (determined on a consolidated basis for the Company and the Company’s Restricted Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless:

(1)  either:

(a)  the Company shall be the surviving or continuing corporation; or

(b)  the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and of the Company’s Restricted Subsidiaries substantially as an entirety (the “Surviving Entity”):

(x)  shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia; and

(y)  shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustees), executed and delivered to the Trustees, the due and punctual payment of the principal of, and premium, if any, and interest on all of the Notes and the performance of every covenant of the Notes, the Indenture and the Registration Rights Agreements on the part of the Company to be performed or observed;

(2)  if such transaction or series of related transactions occurs other than during a Suspension Period, immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including giving effect to any Indebtedness (including Acquired Indebtedness) incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, shall either (x) be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the first paragraph under the “Limitation on Incurrence of Additional Indebtedness” covenant or (y) shall have a Consolidated Fixed Charge Coverage Ratio immediately after such transaction or series of related transactions equal to or greater than the Company’s Consolidated Fixed Charge Coverage Ratio immediately prior to such transaction or series of related transactions;

(3)  immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including, without limitation, giving effect to any Indebtedness (including Acquired Indebtedness) incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and

(4)  the Company or the Surviving Entity shall have delivered to the Trustees an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

The Indentures will provide that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not the continuing corporation, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indentures and the Notes with the same effect as if such surviving entity had been named as such.

Notwithstanding the foregoing, the Company need not comply with clause (2) of the first paragraph of this covenant in connection with (x) a sale assignment, transfer, conveyance or other disposition of assets between or among the Company and any of its Wholly Owned Restricted Subsidiaries or (y) any merger of the Company with or into any Wholly Owned Restricted Subsidiary or (z) a merger by the Company with an Affiliate incorporated or organized solely for the purpose of reincorporating or reorganizing the Company in another jurisdiction.

Subsidiary Guarantees.    If on or after the Issue Date:

(a)  any other Capital Market Debt of the Company is or becomes guaranteed by any Restricted Subsidiary of the Company, or

(b)  any one or more Wholly Owned Domestic Restricted Subsidiaries (singly or in the aggregate) would at the end of any fiscal quarter constitute a Significant Subsidiary (which term for the purposes of this covenant entitled “Subsidiary Guarantees” shall be limited to any Person that satisfies only the asset criteria set forth in clauses (1) and (2) of paragraph (w) of Rule 1.02 of Regulation S-X under the Exchange Act) (other than (i) Xerox Financial Services, Inc. and each of its Subsidiaries (other than Xerox Credit Corporation) for so long as its respective business is conducted in a manner similar to that on the Issue Date, (ii) Xerox Credit Corporation or any other Restricted Subsidiary of the Company, in each case so long as it is primarily a special purpose financing vehicle of the Company or its Restricted Subsidiaries (a “Financing Subsidiary”), or any holding company whose principal asset is Capital Stock of a Financing Subsidiary or (iii) any Domestic Restricted Subsidiary so long as its primary asset is Capital Stock of one or more Foreign Subsidiaries and/or its primary asset is Indebtedness of one or more Foreign Subsidiaries or any combination of the foregoing), then the Company shall cause, in the case of (a), such Restricted Subsidiary that is guaranteeing Company Capital Markets Debt, and, in the case of (b), such Domestic Restricted Subsidiar(ies), to execute and deliver to the Trustees a supplemental indenture in form reasonably satisfactory to the Trustees pursuant to which such Person shall fully and unconditionally guarantee all of the Company’s obligations under the Notes and the Indentures on the terms set forth in the Indentures.

Any Guarantee executed pursuant to clause (a) of the immediately preceding paragraph shall provide by its terms that such Guarantee shall be automatically and unconditionally released upon the release of the guarantee that resulted in such clause (a) becoming applicable (other than by reason of payment under such guarantee) so long as such Restricted Subsidiary is not at such time guaranteeing any other Capital Markets Debt of the Company and no Default or Event of Default is then continuing. In addition, any Guarantee executed pursuant either to clause (a) or clause (b) of the immediately preceding paragraph shall provide by its terms that such Guarantee shall be automatically and unconditionally released upon: (i) the designation of the Restricted Subsidiary that gave such Guarantee as an Unrestricted Subsidiary in compliance with the provisions of the Notes or (ii) any transaction, including without limitation, any sale, exchange or transfer, to any Person not an Affiliate of the Company, of the Company’s Capital Stock in, or all or substantially all the property of, such Restricted Subsidiary, which transaction is in compliance with the terms of the Indentures, and which results in the Restricted Subsidiary that gave such Guarantee ceasing to be a Subsidiary of the Company and, in the case of either clause (i) or clause (ii), such Restricted Subsidiary is released from all guarantees, if any, by it of other Capital Markets Debt of the Company.

Notwithstanding the foregoing, the Company shall have the right to cause any Restricted Subsidiary to execute a Guarantee in respect of the Company’s obligations under the Notes provided that such Restricted Subsidiary shall execute and deliver to the Trustees a supplemental indenture in a form reasonably satisfactory to the Trustees in respect of such Guarantee.

Reports to Holders.    The Indentures will provide that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish the Holders of Notes:

(1)  all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries and, with respect to the annual information only, a report thereon by the Company’s certified independent accounts; and

(2)  all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports, in each case within the time periods specified in the Commission’s rules and regulations.

In addition, following the consummation of the exchange offer contemplated by the Registration Rights Agreements, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any Notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default

The following events are defined in the Indenture as “Events of Default”:

(1)  the failure to pay interest on any Notes when the same becomes due and payable and the default continues for a continuous period of 30 days;

(2)  the failure to pay the principal on any Notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer);

(3)  a default in the observance or performance of any other covenant or agreement contained in the Indentures which default continues for a period of 90 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes (except in the case of a default with respect to the “Merger, Consolidation and Sale of Assets” covenant, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

(4)  the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Company or any Restricted Subsidiary of the Company, or the acceleration of the final stated maturity of any such Indebtedness, if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $50.0 million or more at any time;

(5)  one or more judgments in an aggregate amount in excess of $50.0 million (excluding any amounts adequately covered by insurance from a solvent and unaffiliated insurance company) shall have been rendered against the Company or any of its Restricted Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 90 days after such judgment or judgments become final and non-appealable; or

(6)  certain events of bankruptcy affecting the Company or any of its Significant Subsidiaries.

If an Event of Default (other than an Event of Default specified in clause (6) above with respect to the Company) shall occur and be continuing, the applicable Trustee or the Holders of at least 25% in principal amount of outstanding Notes under either Indenture may declare the principal of and accrued interest on all the Notes under such Indenture to be due and payable by notice in writing to the Company and the applicable Trustee specifying the respective Event of Default and that it is a “notice of acceleration,” and the same shall become immediately due and payable. If an Event of Default specified in clause (6) above with respect to the Company occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the applicable Trustee or any Holder.

Each Indenture will provide that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the Holders of a majority in principal amount of the Notes under such Indenture may rescind and cancel such declaration and its consequences:

(1)  if the rescission would not conflict with any judgment or decree;

(2)  if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

(3)  to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid; and

(4)  if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances.

No such rescission shall affect any subsequent Default or impair any right consequent thereto.

The Holders of a majority in principal amount of the Notes under either Indenture may waive any existing Default or Event of Default under such Indenture, and its consequences, except a default in the payment of the principal of or interest on any Notes.

Holders of the Notes may not enforce the Indentures or the Notes except as provided in the Indenture and under the TIA. Subject to the provisions of each Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indentures and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustees or exercising any trust or power conferred on the Trustees.

Under the Indentures, the Company is required to provide an officers’ certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (provided that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have its obligations discharged with respect to the outstanding Notes (“Legal Defeasance”). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for:

(1)  the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due from the trust fund referred to below;

(2)  the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, issuing Notes to replace mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments;

(3)  the rights, powers, trust, duties and immunities of the Trustee and the Company’s obligations in connection therewith; and

(4)  the Legal Defeasance provisions of the applicable Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants (other than, among others, the covenant to make payments in respect of the principal, premium, if any, and interest on the Notes) that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non- payment, bankruptcy, receivership, reorganization and insolvency events) described under “Events of Default” will no longer constitute Events of Default with respect to the Notes. The Company may exercise its Legal Defeasance option notwithstanding its prior exercise of its Covenant Defeasance option.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)  the Company must irrevocably deposit with the applicable Trustee, in trust, (a) for the benefit of the Holders of Dollar Notes, cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, and (b) for the benefit of the holders of the Euro Notes, cash in euros, non-callable euro government obligations, or a combination thereof, in each case, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the applicable Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

(2)  in the case of Legal Defeasance, the Company shall have delivered to the applicable Trustee an opinion of counsel in the United States reasonably acceptable to the applicable Trustee confirming that:

(a)  the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b)  since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)  in the case of Covenant Defeasance, the Company shall have delivered to the applicable Trustee an opinion of counsel in the United States reasonably acceptable to the applicable Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)  no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5)  such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the applicable Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6)  the Company shall have delivered to the applicable Trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others;

(7)  the Company shall have delivered to the applicable Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with; and

(8)  certain other customary conditions precedent are satisfied.

Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all Notes not theretofore delivered to the applicable Trustee for cancellation (1) have become due and payable or (2) will become due and payable on the maturity date within one year under arrangements satisfactory to the applicable Trustee for the giving of notice of redemption by the applicable Trustee in the name, and at the expense, of the Company.

Satisfaction and Discharge

Each Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the applicable Notes, as expressly provided for in the Indenture) as to all outstanding Notes under such indenture when:

(1)  either:

(a)  all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the applicable Trustee for cancellation; or

(b)  all Notes not theretofore delivered to the applicable Trustee for cancellation have become due and payable within one year or as a result of a mailing of a notice of redemption and the Company has irrevocably deposited or caused to be deposited with the applicable Trustee cash in the relevant currency, non-callable U.S. government obligations or government obligations denominated in euros, as applicable, or a combination thereof in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the applicable Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the applicable Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2)  the Company has paid all other sums payable under the Indenture by the Company; and

(3)  the Company has delivered to the applicable Trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Modification of the Indenture

From time to time, the Company and the applicable Trustee, without the consent of the Holders, may amend each Indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies, complying with the covenant described under “—Certain Covenants Applicable At All Times—Merger, Consolidation and Sale of Assets,” complying with any requirement of the Commission in connection with qualifying, or maintaining the qualification of, the Indentures under the TIA and making any change (including any change requested by the Luxembourg Stock Exchange in order to list the Notes thereon) that does not adversely affect the rights of any Holder of the Notes in any material respect. Other modifications and amendments of each Indenture may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under such Indenture, except that, without the consent of each Holder affected thereby, no amendment may:

(1)  reduce the amount of Notes whose Holders must consent to an amendment;

(2)  reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes;

(3)  reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or reduce the redemption price therefor;

(4)  make any Notes payable in money other than that stated in the Notes;

(5)  make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default;

(6)  after the Company’s obligation to purchase Notes arises thereunder, amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or, after such Change of Control has occurred, modify any of the provisions or definitions with respect thereto; provided, that for purposes of this provision, a Change of Control shall not be deemed to have occurred upon the entering into or execution of any agreement or instrument notwithstanding that the consummation of the transactions contemplated by such agreement or instrument would result in a Change of Control as defined in the Indentures if such agreement or instrument expressly provides that it shall be a condition to closing thereunder that the Holders of the Notes shall have waived the Change of Control on or prior to such closing unless and until such condition is waived by the parties to such agreement or instrument or the Change of Control has actually occurred; or

(7)  modify or change any provision of the Indenture or the related definitions affecting the ranking of the Notes in a manner which adversely affects the Holders.

Governing Law

The Indentures will provide that they and the Notes will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

The Trustees

The Indentures will provide that, except during the continuance of an Event of Default, the Trustees will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustees will exercise such rights and powers vested in them by the Indentures, and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

The Indentures and the provisions of the TIA contain certain limitations on the rights of the Trustees, should any Trustee become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustees will be permitted to engage in other transactions; provided that if the Trustees acquire any conflicting interest as described in the TIA, they must eliminate such conflict or resign.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indentures. Reference is made to the Indentures for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

“Acquired Indebtedness” means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time it merges or consolidates with or into the Company or any of its Subsidiaries or assumed in connection with the acquisition of property or assets from such Person and in each case not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition, merger or consolidation.

“Affiliate” means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing.

“Asset Acquisition” means (1) an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company or any Restricted Subsidiary of the Company, or shall be merged with or into the Company or any Restricted Subsidiary of the Company, or (2) the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person (other than a Restricted Subsidiary of the Company) which constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

“Asset Sale” means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Restricted Subsidiary of the Company of: (1) any Capital Stock of any Restricted Subsidiary of the Company (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary); or (2) any other property or assets of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business; provided, however, that asset sales or other dispositions shall not include: (a) a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of up to $25.0 million; (b) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company in accordance with and as permitted by the “Merger, Consolidation and Sale of Assets” covenant; (c) any Restricted Payment permitted by the “Limitation on Restricted Payments” covenants or that constitutes a Permitted Investment; (d) the sale, lease, conveyance, disposition or other transfer of any Capital Stock or other ownership interest in or assets or property of an Unrestricted Subsidiary or a Person which is not a Subsidiary pursuant to any foreclosure of assets or other remedy provided by applicable law to a creditor of the Company or any Subsidiary of the Company with a Lien on such assets, which Lien is permitted under the Indenture; provided that such foreclosure or other remedy is conducted in a commercially reasonable manner or in accordance with any bankruptcy law; (e) a disposition of obsolete or worn out property or property that is no longer useful in the conduct of the business of the Company and its Restricted Subsidiaries; (f) the discounting or compromising by the Company or any Restricted Subsidiary for less than the face value thereof of notes or accounts receivable in order to resolve disputes that occur in the ordinary course of business and not in connection with a factoring or financing transaction; and (g) for purposes of clauses (1) and (2) of the first paragraph of the “Limitation on Asset Sales” covenant only, any disposition, sale or transfer of property or assets that are part of the Turnaround Program (excluding any Qualified Receivables Transaction unless in connection with the sale of an entire business in connection with the Turnaround Program).

“Board of Directors” means, as to any Person, the board of directors or similar governing body of such Person or any duly authorized committee thereof.

“Board Resolution” means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Bund Rate” means (i) the rate borne by direct obligations of the Federal Republic of Germany (Bunds of Bundesanleihen) having a constant maturity most nearly equal to the period from the redemption date to January 15, 2009 and (ii) if there are no such obligations, the rate determined by linear interpolation between the rates borne by the two direct obligations of the Federal Republic of Germany maturing closest to, but straddling such date in each case as published in the Financial Times.

“Capital Markets Debt” means any Indebtedness that is a security (other than syndicated commercial loans) that is eligible for resale in the United States pursuant to Rule 144A under the Securities Act or outside the United States pursuant to Regulation S of the Securities Act or a security (other than syndicated commercial loans) that is sold or subject to resale pursuant to a registration statement under the Securities Act.

“Capital Stock” means:

(1)  with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person; and

(2)  with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person.

“Capitalized Lease Obligation” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

“Cash Equivalents” means:

(1)  marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or the government of any Eligible Jurisdiction or issued by any agency thereof and backed by the full faith and credit of such government, in each case maturing within one year from the date of acquisition thereof;

(2)  marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody’s;

(3)  commercial paper and other securities maturing no more than one year from the date of acquisition thereof and, at the time of acquisition, having a rating of at least A-2 from S&P or at least P-2 from Moody’s;

(4)  certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any Eligible Jurisdiction or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $100.0 million;

(5)  repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

(6)  investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

“Change of Control” means the occurrence of one or more of the following events:

(1)  any “person,” including its affiliates and associates, other than the Company, its Subsidiaries or the Company’s or such Subsidiaries’ employee benefit plans, or any “group” files a Schedule 13D or Schedule TO (or any successor schedule, form or report under the Exchange Act) disclosing that such person or group has become the “beneficial owner” of 50% or more of the combined voting power of the Company’s Capital Stock or other Capital Stock into which the Company’s Common Stock is reclassified or changed, with certain exceptions having ordinary power to elect directors, or has the power to, directly or indirectly, elect managers, trustees or a majority of the members of the Company’s Board of Directors;

(2)  there shall be consummated any share exchange, consolidation or merger of the Company pursuant to which the Company’s Common Stock would be converted into cash, securities or other property, or the Company sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets, in each case other than pursuant to a share exchange, consolidation or merger of the Company in which the holders of the Company’s Common Stock immediately prior to the share exchange, consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of Capital Stock of the continuing or surviving corporation immediately after the share exchange, consolidation or merger; or

(3)  the Company is dissolved or liquidated.

For purposes of this Change of Control definition:

•	“person” or “group” has the meaning given to it for purposes of Sections 13(d) and 14(d) of the Exchange Act or any successor provisions, and the term “group” includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act or any successor provision;

•	a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Exchange Act, as in effect on the date of the Indentures; and

•	the number of shares of the Company’s voting stock outstanding will be deemed to include, in addition to all outstanding shares of the Company’s voting stock and unissued shares deemed to be held by the “person” or “group” or other person with respect to which the Change of Control determination is being made, all unissued shares deemed to be held by all other persons.

“Commission” means the Securities and Exchange Commission.

“Common Stock” of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person’s common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Consolidated EBITDA” means, with respect to any Person, for any period, the sum, all as determined on a consolidated basis for such Person and its Restricted Subsidiaries in accordance with GAAP (without duplication), of:

(1)  Consolidated Net Income; and

(2)  to the extent Consolidated Net Income has been reduced thereby:

(a)  all income taxes of such Person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, or nonrecurring gains or losses, taxes attributable to Asset Sales and taxes attributable to discontinued operations);

(b)  Consolidated Fixed Charges; and

(c)  Consolidated Non-cash Charges.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four full fiscal quarters (the “Four Quarter Period”) ending prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio for which financial statements are available (the “Transaction Date”) to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated EBITDA” and “Consolidated Fixed Charges” shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

(1)  the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

(2)  any asset sales or other dispositions or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA (including any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Exchange Act) attributable to the assets which are the subject of the Asset Acquisition or asset sale or other disposition during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such asset sale or other disposition or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period.

If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness, without duplication, as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness.

Furthermore, in calculating “Consolidated Fixed Charges”:

(1)  for purposes of determining the numerator (but not the denominator) of this “Consolidated Fixed Charge Coverage Ratio,” interest income determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter, shall be deemed to have accrued at a fixed rate per annum equal to the applicable rate of interest in effect on the Transaction Date;

(2)  for purposes of determining the denominator (but not the numerator) of this “Consolidated Fixed Charge Coverage Ratio”, interest on outstanding Indebtedness, determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter, shall be deemed to have accrued at a fixed rate per annum equal to the applicable rate of interest in effect on the Transaction Date; and

(3)  notwithstanding clause (2) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

“Consolidated Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(1)  Consolidated Interest Expense; plus

(2)  the amount of all dividends on any series of Preferred Stock of such Person and its Restricted Subsidiaries paid, declared or accrued during such period multiplied, to the extent such dividend payments are not otherwise a deduction to such Person’s federal income tax liabilities by a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of such Person, expressed as a decimal.

“Consolidated Interest Expense” means, with respect to any Person for any period, total interest expense (including that portion attributable to Capital Lease Obligations in accordance with GAAP) of the Company and its Restricted Subsidiaries for such period, on a consolidated basis, determined in conformity with GAAP.

“Consolidated Net Income” means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom:

(1)  after-tax gains or losses from Asset Sales or abandoments or reserves relating thereto;

(2)  after-tax items classified as extraordinary or nonrecurring gains or losses;

(3)  the net income (but not loss) of any Restricted Subsidiary of the referent Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise;

(4)  the net income of any other Person, other than a Restricted Subsidiary of the referent Person, joint ventures described in the definition of Permitted Joint Venture Investments and any joint ventures in which the Company or any Restricted Subsidiary is a party that exists as of the Issue Date, except to the extent of cash dividends or distributions paid to the referent Person or to a Restricted Subsidiary of the referent Person by such Person;

(5)  after-tax income or loss attributable to discontinued operations; and

(6)  in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person’s assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

For purposes of determining the Consolidated Fixed Charge Coverage Ratio only, any loss, charge or cost attributable to the Turnaround Program shall also be excluded, provided that any loss, charge or cost described in clause (v) of the definition of Turnaround Program shall only be so excluded to the extent it is non-cash.

“Consolidated Net Worth” means, at any time, as to a given entity (a) the sum of the amounts appearing on the latest consolidated balance sheet of such entity and its Subsidiaries, prepared in accordance with generally accepted accounting principles consistently applied, as (i) the par or stated value of all outstanding Capital Stock (including preferred stock), (ii) capital paid-in and earned surplus or earnings retained in the business plus or minus cumulative transaction adjustments, (iii) any unappropriated surplus reserves, (iv) any net unrealized appreciation of equity investment, and (v) minorities’ interests in equity of subsidiaries, less (b) treasury stock, plus (c) in the case of the Company, $600.0 million.

“Consolidated Non-cash Charges” means, with respect to any Person, for any period, the aggregate depreciation and amortization of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

“Convertible Subordinated Debentures” means the 3.625% Convertible Subordinated Debentures due 2018 of the Company.

“Convertible Trust Preferred Securities” means the $650.0 million aggregate liquidation amount of 8% Convertible Trust Preferred Securities of Xerox Capital Trust I and the $1,035.0 million aggregate liquidation amount of 7 1/2% Convertible Trust Preferred Securities of Xerox Capital Trust II, in each case, as in effect on the Issue Date.

“Credit Agreement” means the Revolving Credit Agreement, dated as of October 22, 1997, among the Company, the lenders party thereto in their capacities as lenders thereunder and the agents named therein, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreement may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreements extending the maturity of, refinancing, replacing (whether or not contemporaneously) or otherwise restructuring (including increasing the amount of available borrowings thereunder (provided that such increase in borrowings is permitted by the “Limitation on Incurrence of Additional Indebtedness” covenant above) or adding Restricted Subsidiaries of the Company as additional borrowers or collateral guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreements and whether by the same or any other agent, lender or group of lenders or investors and whether such refinancing or replacement is under one or more debt facilities or commercial paper facilities, indentures or other agreements, in each case with banks or other institutional lenders or trustees or investors providing for revolving credit loans, term loans, notes or letters of credit, together with related documents thereto (including, without limitation, any guaranty agreements and security documents).

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary of the Company against fluctuations in currency values.

“Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

“Disqualified Capital Stock” means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event (other than an event which would constitute an Asset Sale or Change of Control), matures or is mandatorily redeemable (other than such Capital Stock that will be redeemed with Qualified Capital Stock), pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, upon the occurrence of an Asset Sale or Change of Control) on or prior to the final maturity date of the Notes.

“Domestic Insignificant Subsidiary” means any Domestic Wholly Owned Restricted Subsidiary that is not a Guarantor other than a Person that is described in clause (b) of the “Subsidiary Guarantees” covenant.

“Domestic Restricted Subsidiary” means a Restricted Subsidiary incorporated or otherwise organized or existing under the laws of the United States, any state thereof or any territory or possession of the United States.

“Domestic Wholly Owned Restricted Subsidiary” means a Domestic Restricted Subsidiary that is also a Wholly Owned Restricted Subsidiary.

“Eligible Jurisdiction” means any country in the European Union (as it exists on the Issue Date) or Switzerland.

“ESOP Notes” means the then outstanding 7.89% (7.82% since January 1, 1993) Guaranteed Series B ESOP Notes due October 1, 2002 and the then outstanding Guaranteed ESOP Restructuring Notes due October 1, 2003.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

“fair market value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

“Foreign Subsidiary” means a Restricted Subsidiary that is incorporated or formed in a jurisdiction other than the United States or a State thereof or the District of Columbia.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect from time to time.

“Guarantee” means any guarantee of the Notes by a Guarantor.

“Guarantor” means each of the Company’s Restricted Subsidiaries that in the future executes a supplemental indenture in which such Restricted Subsidiary agrees to be bound by the terms of the Indenture as a Guarantor; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of the Indentures.

“Indebtedness” means with respect to any Person, without duplication:

(1)  all indebtedness of such Person for borrowed money;

(2)  all indebtedness of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)  all Capitalized Lease Obligations of such Person;

(4)  all indebtedness of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all indebtedness under any title retention agreement (but excluding trade accounts payable incurred in the ordinary course with a maturity of not greater than 90 days);

(5)  all indebtedness for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit supporting obligations not for money borrowed entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the fifth business day following payment on the letter of credit);

(6)  guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (1) through (5) above and clause (8) below;

(7)  all indebtedness of any other Person of the type referred to in clauses (1) through (6) which are secured by any Lien on any property or asset of such Person, the amount of such indebtedness being deemed to be the lesser of the fair market value of such property or asset or the amount of the indebtedness so secured;

(8)  all indebtedness under currency agreements and interest swap agreements of such Person; and

(9)  all Disqualified Capital Stock issued by such Person or any Preferred Stock of any Restricted Subsidiary of such Person (“Subsidiary Preferred Stock”) with the amount of Indebtedness represented by such Disqualified Capital Stock or Subsidiary Preferred Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock or Subsidiary Preferred Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock or Subsidiary Preferred Stock as if such Disqualified Capital Stock or Subsidiary Preferred Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock or Subsidiary Preferred Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock or Subsidiary Preferred Stock.

Accrual of interest, accrual of dividends, the accretion of accreted value, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional shares of Preferred Stock will not be deemed to be an incurrence of Indebtedness. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value of the Indebtedness in the case of any Indebtedness issued with original issue discount and (ii) the principal amount or liquidation preference thereof.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness. Notwithstanding any other provision of the “Limitation on Incurrence of Additional Indebtedness” covenant, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may incur pursuant to the “Limitation on Incurrence of Additional Indebtedness” covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

“Independent Financial Advisor” means a firm: (1) which is not an Affiliate of the Company; and (2) which, in the judgment of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

“Interest Swap Obligations” means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

“Investment” means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee of Indebtedness) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any Person, or any keep-well agreement of any Person. “Investment” shall exclude extensions of trade credit by the Company and its Restricted Subsidiaries in the ordinary course of business. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Capital Stock of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Restricted Subsidiary is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Common Stock of such Restricted Subsidiary not sold or disposed of. If the Company designates any of its Subsidiaries to be an Unrestricted Subsidiary, the Company shall be deemed to have made an Investment on the date of such designation equal to the Designation Amount determined in accordance with the definition of “Unrestricted Subsidiary.”

“Investment Grade Status,” with respect to the Company, shall occur when the Notes have both (i) a rating of “BBB-” or higher from S&P and (ii) a rating of “Baa3” or higher from Moody’s, and each such rating shall have been published by the applicable agency, in each case with no negative outlook.

“Issue Date” means the date of original issuance of the Notes.

“Lien” means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

“Make-Whole Premium” with respect to a Note means an amount equal to the excess of (a) the present value of the remaining interest, premium and principal payments due on such Note to its final maturity date, computed using a discount rate equal to the Treasury Rate, in the case of Dollar Notes, and the Bund Rate in the case of Euro Notes, on such date plus 0.50%, over (b) the outstanding principal amount of such Note.

“Moody’s” means Moody’s Investors Service, Inc., and its successors.

“Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Restricted Subsidiaries from such Asset Sale net of:

(1)  out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions);

(2)  all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all federal, state, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Sale;

(3)  repayment of Indebtedness and any accrued interest and premium that is secured by the property or assets that are the subject of such Asset Sale;

(4)  appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale; and

(5)  all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Sale.

“Pari Passu Indebtedness” means any Indebtedness of the Company that is not subordinated to the Notes.

“Permitted Indebtedness” means, without duplication, each of the following:

(1)  Indebtedness under the Notes (other than Additional Notes) and the Exchange Notes and any Guarantees required by the Indentures;

(2)  Indebtedness of the Company or any Restricted Subsidiary incurred in the ordinary course of business (including, without limitation, in connection with the Turnaround Program) so long as the proceeds thereof are not used, directly or indirectly, to finance an Asset Acquisition or to make a Restricted Payment (other than a Permitted Investment) or to effect a refinancing of Indebtedness or Capital Stock (other than Refinancing Indebtedness incurred to refinance any Indebtedness originally permitted to be incurred under this clause (2)); provided, however, that Indebtedness incurred under this clause (2) (including Guarantees thereof) by Domestic Insignificant Subsidiaries shall not exceed $100.0 million outstanding at any time in the aggregate for all Domestic Insignificant Subsidiaries;

(3)  Indebtedness incurred pursuant to the Credit Agreement in an aggregate principal amount at any time outstanding not to exceed $7.0 billion (such amount to be reduced (but not increased) to the amount of the aggregate commitments and loans under the first refinancing of the Credit Agreement after the Issue Date), less the sum of all principal payments of such Indebtedness with the proceeds of Asset Sales (other than the sale or liquidation of receivables) (but in no event reduced below $4.75 billion);

(4)  other Indebtedness of the Company and its Restricted Subsidiaries (other than the Credit Agreement) outstanding on the Issue Date;

(5)  Interest Swap Obligations of the Company or any Restricted Subsidiary of the Company covering Indebtedness of the Company or any of its Restricted Subsidiaries; provided, however, that such Interest Swap Obligations are entered into to protect the Company or its Restricted Subsidiaries from fluctuations in interest rates on outstanding Indebtedness to the extent the notional principal amount of such Interest Swap Obligation does not, at the time of the incurrence thereof, exceed the principal amount of the Indebtedness to which such Interest Swap Obligation relates;

(6)  Indebtedness under Currency Agreements; provided that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(7)  Indebtedness of a Restricted Subsidiary of the Company to the Company or to a Restricted Subsidiary of the Company for so long as such Indebtedness is held by the Company or a Restricted Subsidiary of the Company, in each case subject to no Lien held by a Person other than the Company or a Restricted Subsidiary of the Company (other than in favor of a senior secured credit agreement that is permitted to be incurred under clause (3) above); provided that if as of any date any Person other than the Company or a Restricted Subsidiary of the Company owns or holds any such Indebtedness or holds a Lien (other than in favor of a senior secured credit agreement that is permitted to be incurred under clause (3) above) in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the issuer of such Indebtedness;

(8)  Indebtedness of the Company to a Restricted Subsidiary of the Company for so long as such Indebtedness is held by a Restricted Subsidiary of the Company and subject to no Lien (other than in favor of a senior secured credit agreement that is permitted to be incurred under clause (3) above); provided that if as of any date any Person other than a Restricted Subsidiary of the Company owns or holds any such Indebtedness or any Person holds a Lien (other than in favor of a senior secured credit agreement that is permitted to be incurred under clause (3) above) in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the Company;

(9)  Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five business days of incurrence;

(10)  Indebtedness of the Company or any Restricted Subsidiary in respect of performance bonds, bankers’ acceptances, workers’ compensation claims, surety or appeal bonds, payment obligations in connection with self-insurance or similar obligations, and operating leases, trade contracts and bank overdrafts (and letters of credit in respect thereof) in the ordinary course of business;

(11)  Indebtedness Incurred in a Qualified Receivables Transaction that is not recourse to the Company or any Restricted Subsidiary (except for Standard Securitization Undertakings or a Restricted Subsidiary whose principal assets are the receivables, leases or other assets that are the subject of the Qualified Receivables Transaction);

(12)  any guarantee by the Company or a Restricted Subsidiary of Indebtedness of the Company or any Restricted Subsidiary so long as the incurrence of such Indebtedness would otherwise be permitted to be incurred under the Indentures and such guarantee is otherwise not prohibited by the Indentures and clause (a) of the “Subsidiary Guarantees” covenant, to the extent applicable, is complied with;

(13)  Indebtedness arising from guarantees of Indebtedness of the Company or any Restricted Subsidiary or the agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or Capital Stock of a Subsidiary, or other guarantees of Indebtedness incurred by any person acquiring all or any portion of such business, assets, Subsidiary or Capital Stock of a Subsidiary for the purpose of financing such acquisition; provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds (including non-cash proceeds) actually received by the Company and/or such Restricted Subsidiary in connection with such disposition;

(14)  the issuance of shares of Disqualified Stock by the Company to a Restricted Subsidiary of the Company; provided, however, that (a) any subsequent issuance or transfer that results in any such Disqualified Stock being held by a Person other than a Restricted Subsidiary thereof and (b) any sale or other transfer of any such Disqualified Stock to a Person that is not a Restricted Subsidiary thereof shall be deemed, in each case, to constitute an issuance of such Disqualified Stock by the Company that was not permitted by this clause (14);

(15)  obligations incurred in the ordinary course of business and not for money borrowed (for example, repurchase agreements) to purchase securities or other property, if such obligations arise out of or in connection with the sale of the same or similar securities or properties;

(16)  obligations to deliver goods or services in consideration of advance payments therefor;

(17)  Indebtedness consisting of take-or-pay obligations contained in supply contracts entered into in the ordinary course of business;

(18)  Refinancing Indebtedness; and

(19)  additional Indebtedness of the Company and its Restricted Subsidiaries (other than Domestic Insignificant Subsidiaries) in an aggregate principal amount not to exceed $75.0 million at any one time outstanding (which amount may, but need not, be incurred in whole or in part under the Credit Agreement).

For purposes of determining compliance with the “Limitation on Incurrence of Additional Indebtedness” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (19) above or is entitled to be incurred pursuant to the Consolidated Fixed Charge Coverage Ratio provisions of such covenant, the Company shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with such covenant. In addition, the Company may, at any time, change the classification of an item of Indebtedness (or any portion thereof) to any other clause, and in part under any one or more of the clauses listed above, or to the first paragraph of the “Limitation on Incurrence of Additional Indebtedness” covenant provided that the Company would be permitted to incur such item of Indebtedness (or portion thereof) pursuant to such other clause or clauses, as the case may be, or of the first paragraph of the “Limitation on Incurrence of Additional Indebtedness” covenant, as the case may be, at such time of reclassification. Accrual of interest, accretion or amortization of original issue discount or other discounts or premiums, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Capital Stock or Subsidiary Preferred Stock in the form of additional shares of the same class of Disqualified Capital Stock or Subsidiary Preferred Stock and any other changes in reported Indebtedness required by GAAP and other non-cash changes in Indebtedness due to fluctuations in interest rates, will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Capital Stock or Subsidiary Preferred Stock for purposes of the “Limitation on Incurrence of Additional Indebtedness” covenant.

“Permitted Investments” means:

(1)  Investments by the Company or any Restricted Subsidiary of the Company in any Person that is or will become immediately after such Investment a Restricted Subsidiary of the Company or that will merge or consolidate into the Company or a Restricted Subsidiary of the Company;

(2)  Investments in the Company by any Restricted Subsidiary of the Company;

(3)  Investments in cash in euros or dollars and Cash Equivalents or, to the extent determined by the Company or a Foreign Subsidiary in good faith to be necessary for local working capital requirements and operational requirements of the Foreign Subsidiaries, other cash and cash equivalents denominated in the currency of the jurisdiction of organization or place of business of such Foreign Subsidiary which are, in the case of cash equivalents, otherwise substantially similar to the items specified in the definition of “Cash Equivalents”;

(4)  Loans and advances to employees and officers of the Company and its Subsidiaries to purchase Capital Stock of the Company for bona fide business purposes;

(5)  Currency Agreements and Interest Swap Obligations entered into in the ordinary course of the Company’s or its Restricted Subsidiaries’ businesses and not for speculative purposes and otherwise in compliance with the Indenture;

(6)  additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (6) that are at that time outstanding, not to exceed $75.0 million in any calendar year at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(7)  Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy, work-out or insolvency of such trade creditors or customers or as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8)  Investments made by the Company or its Restricted Subsidiaries as a result of consideration received in connection with any sale or other transfer of assets, to the extent applicable, in compliance with the “Limitation on Asset Sales” covenant;

(9)  Permitted Joint Venture Investments;

(10)  receivables owing to the Company or any Restricted Subsidiary or other trade credit provided by the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(11)  payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(12)  stock, obligations or securities received as security for, or in settlement of, debts created in the ordinary course of business and owing to the Company or any of its Restricted Subsidiaries or in satisfaction of judgments or claims;

(13)  Investments relating to purchase or acquisition of products from vendors, manufacturers or suppliers in the ordinary course of business;

(14)  Investments owned by the Company and any Restricted Subsidiary as of the Issue Date, and any repayment of the ESOP Notes by the Company or any Restricted Subsidiary after the Issue Date; and

(15)  Investments in connection with pledges, deposits, payments or performance bonds made or given in the ordinary course of business in connection with or to secure statutory, regulatory or similar obligations, including obligations under health, safety or environmental obligations.

“Permitted Joint Venture Investments” means any Investment (A) in a joint venture, partnership or other arrangement with a Person or Persons that are not Affiliates of the Company, to the extent necessary or desirable, as determined by the Company, to (x) facilitate, or as contemplated by, the Turnaround Program or (y) facilitate Qualified Receivables Transactions and (B) in Fuji Xerox Co., Limited.

“Person” means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

“Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

“Purchase Money Indebtedness” means Indebtedness of the Company and its Restricted Subsidiaries incurred for the purpose of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of property or equipment; provided, however, that (1) the amount of such Indebtedness shall not exceed such purchase price or cost, (2) such Indebtedness shall not be secured by any asset other than the specified asset being financed or, in the case of real property or fixtures, including additions and improvements, the real property to which such asset is attached and (3) such Indebtedness shall be incurred within 180 days after such acquisition of such asset by the Company or such Restricted Subsidiary or such installation, construction or improvement.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Capital Stock.

“Qualified Receivables Transaction” means any transaction or series of transactions entered into by the Company or any of its Restricted Subsidiaries in order to monetize or otherwise finance a discrete pool (which may be fixed or revolving) of receivables, leases or other financial assets (including, without limitation, financing contracts) (in each case whether now existing or arising in the future), and which may include a grant of a security interest in any such receivables, leases, other financial assets (whether now existing or arising in the future) of the Company or any of its Restricted Subsidiaries, and any assets related thereto, including all collateral securing such receivables, leases, or other financial assets, all contracts and all guarantees or other obligations in respect thereof, proceeds thereof and other assets that are customarily transferred, or in respect of which security interests are customarily granted, in connection with asset securitization transactions involving receivables, leases, or other financial assets.

“Refinance” means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means any Refinancing by the Company or any Restricted Subsidiary of the Company of Indebtedness permitted by the “Limitation on Incurrence of Additional Indebtedness” covenant (other than pursuant to clauses (2), (3), (5), (6), (7), (8), (9), (10), (11), (13), (14), (15), (16), (17) or (19) of the definition of Permitted Indebtedness), in each case that does not:

(1)  result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by the Company in connection with such Refinancing); or

(2)  create Indebtedness with: (a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced; or (b) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided that (x) if such Indebtedness being Refinanced is Indebtedness of the Company, then such Refinancing Indebtedness shall be Indebtedness solely of the Company and (y) if such Indebtedness being Refinanced is subordinate or junior to the Notes, then such Refinancing Indebtedness shall be subordinate to the Notes at least to the same extent and in the same manner as the Indebtedness being Refinanced.

“Registration Rights Agreements” means the registration rights agreements dated as of the Issue Date among the Company and the Initial Purchasers.

“Restricted Subsidiary” of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Rating Service, a division of The McGraw-Hill Companies, Inc., and its successors.

“Sale and Leaseback Transaction” means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of any property, whether owned by the Company or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such Property.

“Securities Act” means the Securities Act of 1933, as amended, or any successor statute or statutes thereto.

“Series B Convertible Preferred Stock” means the 10.0 million shares of Series B Convertible Preferred Stock of the Company issued to the Company’s Employee Stock Ownership Plan Trust, as in effect on the Issue Date.

“Significant Subsidiary,” with respect to any Person, means any Restricted Subsidiary of such Person that satisfies the criteria for a “significant subsidiary” set forth in Rule 1.02 of Regulation S-X under the Exchange Act as such Regulation is in effect on the Issue Date.

“Specified Subsidiary” means any Subsidiary of the Company from time to time having a Consolidated Net Worth Amount of at least $100.0 million; provided, however, that each of Xerox Financial Services, Inc., Xerox Credit Corporation and any other Subsidiary principally engaged in any business or businesses other than development, manufacture and/or marketing of (x) business equipment (including, without limitation, reprographic, computer (including software) and facsimile equipment), (y) merchandise or (z) services (other than financial services) shall be excluded as a “Specified Subsidiary” of the Company.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Company or any of its Restricted Subsidiaries that are reasonably customary in an accounts receivable transaction.

“Subordinated Indebtedness” means Indebtedness of the Company that is subordinated or junior in right of payment to the Notes.

“Subsidiary,” with respect to any Person, means:

(1)  any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person; or

(2)  any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

“Subsidiary Preferred Stock” has the meaning given to such term in the definition of Indebtedness.

“Suspension Period” has the meaning set forth under “—Suspension Period.”

“Synthetic Purchase Agreement” shall mean any agreement pursuant to which the Company or any of its Subsidiaries is or may become obligated to make any payment the amount of which is determined by reference to a derivative agreement that relates to the price or value at any time of any Capital Stock of the Company; provided, that no phantom stock or similar plan providing for payments only to current or former directors, officers or employees of the Company or any Subsidiary (or to their heirs or estates or successors or assigns) shall be deemed to be a Synthetic Purchase Agreement.

“Treasury Rate” for any date, means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the date the redemption is effected pursuant to a Specified Redemption (the “Specified Redemption Date”) (or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the period from the Specified Redemption Date to January 15, 2009; provided, however, that if the period from the Specified Redemption Date to January 15, 2009 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States

Treasury securities for which such yields are given except that if the period from the Specified Redemption Date to January 15, 2009 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“Turnaround Program” means (i) arranging third party vendor financing for customers of the Company and its Subsidiaries, including the sale of finance receivables or financing assets (and related assets); (ii) the outsourcing of manufacturing activities, including the sale or other disposition of any related manufacturing assets; (iii) the exit from the SOHO business and charges and other costs related thereto to the extent incurred prior to the Issue Date; (iv) the optimization of the Company’s research spending, including, without limitation, through the disposition of the Palo Alto Research Center, whether as an outright sale, joint venture or otherwise; and (v) to the extent not covered in clause (i), (ii), (iii) or (iv) above, charges relating to cost reduction initiatives or measures announced by the Company from time to time, including, without limitation, (a) reductions in workforce, (b) the closing or disposition, including by sale, termination of leases or otherwise, of or relating to the Company’s or any of its Subsidiaries’ manufacturing sites, offices and other real property, (c) deployment of, and transition to, a “distributor” model in the “Developing Markets Operations” or other markets where the Company’s or its Subsidiaries’ products or services, or any receivables relating to any thereof, would be sold or disposed of to third-party vendors or any other Person, (d) other dispositions of the Company’s or any of its Subsidiaries’ real, personal or intellectual property, assets or other rights relating thereto, and (e) any asset impairment relating to any of the foregoing initiatives or measures; in each case for any matter referred to in clauses (i) through (v) above as determined by the Company in good faith and as announced by the Company as part of its Turnaround Program.

“Unrestricted Subsidiary” of any Person means:

(1)  the Subsidiary to be so designated has total assets of $1,000 or less or any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(2)  any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided that:

(1)  the Company certifies to the Trustees that such designation complies with the “Limitation on Restricted Payments” covenant, including that the Company would be permitted to make, at the time of such designation, (a) a Permitted Investment or (b) an Investment pursuant to the first paragraph of the “Limitation on Restricted Payments” covenant, in either case, in an amount (the “Designation Amount”) equal to the fair market value of the Company’s proportionate interest in such Subsidiary on such date; and

(2)  each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries.

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if it contemporaneously becomes a Guarantor or:

(1)  immediately after giving effect to such designation, the Company is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the “Limitation on Incurrence of Additional Indebtedness” covenant; and

(2)  immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors shall be evidenced to the Trustees by promptly filing with the Trustees a copy of the Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing provisions.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

“Wholly Owned Restricted Subsidiary” of any Person means any Wholly Owned Subsidiary of such Person which at the time of determination is a Restricted Subsidiary of such Person.

“Wholly Owned Subsidiary” of any Person means any Subsidiary of such Person of which all the outstanding voting securities (other than in the case of a foreign Subsidiary, directors’ qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Subsidiary of such Person.

BOOK-ENTRY, DELIVERY AND FORM

The Dollar notes will be represented by one or more global notes in definitive, fully registered form without interest coupons (collectively, the “Dollar Global Note”) and will be deposited with the Dollar Trustee as custodian for the Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC.

The Euro notes will be represented by one or more global notes in definitive, fully registered form without interest coupons (collectively, the “Euro Global Note”) and will be deposited with a common depositary (the “Common Depositary”) for Euroclear system as operator by Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream, Luxembourg,” formerly Cedelbank) and registered in the name of a nominee of the Common Depositary.

Except in the limited circumstances described below, owners of beneficial interests in global notes will not be entitled to receive physical delivery of certificated notes. Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC, Euroclear and Clearstream, Luxembourg and their respective direct or indirect participants, which rules and procedures may change from time to time.

Global Notes.    The following description of the operations and procedures of DTC, Euroclear and Clearstream, Luxembourg are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them from time to time. Neither the Company nor the initial purchasers takes any responsibility for these operations and procedures and urges investors to contact the systems or their participants directly to discuss these matters.

Upon the issuance of the Dollar Global Note, DTC will credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such global notes to the accounts of persons who have accounts with such depositary. Ownership of beneficial interests in a Dollar Global Note will be limited to its participants or persons who hold interests through its participants. Ownership of beneficial interests in the Dollar Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

Upon the issuance of the Euro Global Note, the Common Depositary will credit, on its internal system, the respective principal amount of the beneficial interests represented by such global note to the accounts of Euroclear and Clearstream, Luxembourg. Euroclear and Clearstream, Luxembourg will credit, on their internal systems, the respective principal amounts of the individual beneficial interests in such global notes to the accounts of persons who have accounts with Euroclear and Clearstream, Luxembourg. Such accounts initially will be designated by or on behalf of the Initial Purchasers. Ownership of beneficial interests in the Euro Global Note will be limited to participants or persons who hold interests through participants in Euroclear or Clearstream, Luxembourg. Ownership of beneficial interests in the Euro Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by Euroclear and Clearstream, Luxembourg or their nominees (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

As long as DTC or the Common Depositary, or its respective nominee, is the registered holder of a global note, DTC or the Common Depositary or such nominee, as the case may be, will be considered the sole owner and holder of the notes represented by such global notes for all purposes under the Indentures and the notes. Unless (1) in the case of a Dollar Global Note, DTC notifies the Company that it is unwilling or unable to continue as depositary for a global note or ceases to be a “Clearing Agency” registered under the Exchange Act, (2) in the case of a Euro Global Note, Euroclear and Clearstream, Luxembourg notify the Company they are unwilling or unable to continue as clearing agency, (3) in the case of a Euro Global Note, the Common Depositary notifies the Company that it is unwilling or unable to continue as Common Depositary and a successor Common Depositary is not appointed within 120 days of such notice or (4) in the case of any Note, an event of default has occurred and is continuing with respect to such note, owners of beneficial interests in a global note will not be entitled to have any portions of such global note registered in their names, will not receive or be entitled to receive physical delivery of notes in certificated form and will not be considered the owners or holders of the global note (or any notes represented thereby) under the Indentures or the notes. In addition, no beneficial owners of an interest in a global note will be able to transfer that interest except in accordance with DTC’s and/or Euroclear’s and Clearstream, Luxembourg’s applicable procedures (in addition to those under the Indentures referred to herein).

Investors may hold their interests in the Euro Global Notes through Euroclear or Clearstream, Luxembourg, if they are participants in such systems, or indirectly through organizations which are participants in such systems. Investors may hold their interests in the Dollar Global Notes directly through DTC, if they are participants in such system, or indirectly through organizations (including Euroclear and Clearstream, Luxembourg) which are participants in such system. All interests in a global note may be subject to the procedures and requirements of DTC and/or Euroclear and Clearstream, Luxembourg.

Payments of the principal of and interest on Dollar Global Notes will be made to DTC or its nominee as the registered owner thereof. Payments of the principal of and interest on the Euro Global Notes will be made to the order of the Common Depositary or its nominee as the registered owner thereof. Neither the Company, the Trustees, the Common Depositary nor any of their respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a global note representing any notes held by it or its nominee, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note for such notes as shown on the records of DTC or its nominee. We expect that the Common Depositary, in its capacity as paying agent, upon receipt of any payment of principal or interest in respect of a global note representing any notes held by it or its nominee, will immediately credit the accounts of Euroclear and Clearstream, Luxembourg, which in turn will immediately credit accounts of participants in Euroclear and Clearstream, Luxembourg with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note for such notes as shown on the records of Euroclear and Clearstream, Luxembourg. We also expect that payments by participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name.” Such payments will be the responsibility of such participants.

Because DTC, Euroclear and Clearstream, Luxembourg can only act on behalf of their respective participants, who in turn act on behalf of indirect participants and certain banks, the ability of a holder of a beneficial interest in global notes to pledge such interest to persons or entities that do not participate in the DTC, Euroclear or Clearstream, Luxembourg systems, or otherwise take actions in respect of such interest, may be limited by the lack of a definitive certificate for such interest. The laws of some countries and some U.S. states require that certain persons take physical delivery of securities in certificated form. Consequently, the ability to transfer beneficial interests in a global note to such persons may be limited. Because DTC, Euroclear and Clearstream, Luxembourg can act only on behalf of participants, which in turn, act on behalf of indirect participants and certain banks, the ability of a person having a beneficial interest in a global note to pledge such interest to persons or entities that do not participate in the DTC system or in Euroclear and Clearstream, Luxembourg, as the case may be, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

Except for trades involving only Euroclear and Clearstream, Luxembourg participants, interests in the Dollar Global Notes will trade in DTC’s Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers of interests in Dollar Global Notes between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers of interests in Euro Global Notes and Dollar Global Notes between participants in Euroclear and Clearstream, Luxembourg will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the notes described above, cross-market transfers of Dollar notes between DTC participants, on the one hand, and Euroclear or Clearstream, Luxembourg participants, on the other hand, will be effected in DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, Luxembourg, as the case may be, by its respective depositary; however, such crossmarket transactions will require delivery of instructions to Euroclear or Clearstream, Luxembourg, as the case may be, by the counterpary in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, Luxembourg, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream, Luxembourg participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream, Luxembourg.

Because of time zone differences, the securities account of a Euroclear or Clearstream, Luxembourg participant purchasing an interest in a Dollar Global Note from a DTC participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream, Luxembourg participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream, Luxembourg immediately following the DTC settlement date). Cash received in Euroclear or Clearstream, Luxembourg as a result of sales of interests in a global note by or through a Euroclear or Clearstream, Luxembourg participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream, Luxembourg cash account only as of the business day for Euroclear or Clearstream, Luxembourg following the DTC settlement date.

DTC, Euroclear and Clearstream, Luxembourg have advised the Company that they will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account with DTC or Euroclear or Clearstream, Luxembourg, as the case may be, interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC, Euroclear and Clearstream, Luxembourg reserve the right to exchange the global notes for legended notes in certificated form, and to distribute such notes to their respective participants.

DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve system, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Euroclear and Clearstream, Luxembourg have advised the Company as follows: Euroclear and Clearstream, Luxembourg each hold securities for their account holders and facilitate the clearance and settlement of securities transactions by electronic book-entry transfer between their respective account holders, thereby eliminating the need for physical movements of certificates and any risk from lack of simultaneous transfers of securities.

Euroclear and Clearstream, Luxembourg each provide various services, including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream, Luxembourg each also deal with domestic securities markets in several countries through established depository and custodial relationships. The respective systems of Euroclear and Clearstream, Luxembourg have established an electronic bridge between their two systems across which their respective account holders may settle trades with each other.

Account holders in both Euroclear and Clearstream, Luxembourg are worldwide financial institutions including underwriters, securities brokers and dealers, trust companies and clearing corporations. Indirect access to both Euroclear and Clearstream, Luxembourg is available to other institutions that clear through or maintain a custodial relationship with an account holder of either system.

An account holder’s overall contractual relations with either Euroclear or Clearstream, Luxembourg are governed by the respective rules and operating procedures of Euroclear or Clearstream, Luxembourg and any applicable laws. Both Euroclear and Clearstream, Luxembourg act under such rules and operating procedures only on behalf of their respective account holders, and have no record of or relationship with persons holding through their respective account holders.

Although DTC, Euroclear and Clearstream, Luxembourg currently follow the foregoing procedures to facilitate transfers of interests in global notes among participants of DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to do so, and such procedures may be discontinued or modified at any time. Neither the Company nor the Trustees will have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes.    If any depositary is at any time unwilling or unable to continue as a depositary for Notes for the reasons set forth above under “—Book-Entry, Delivery and Form—Global Notes” the Company will issue certificates for such Notes in definitive, fully registered, non-global form without interest coupons in exchange for the Dollar Global Notes or the Euro Global Notes, as the case may be. Certificates for Note delivered in exchange for any global note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by DTC, Euroclear, Clearstream, Luxembourg or the Common Depositary (in accordance with their customary procedures). The holder of a non-global note may transfer such note, subject to compliance with the provisions of the applicable legend, by surrendering it at the office or agency maintained by the Company for such purpose in the Borough of Manhattan, The City of New York, which initially will be the office of the applicable Trustee or of the Transfer Agent in Luxembourg. Upon the transfer, change or replacement of any note bearing a legend, or upon specific request for removal of a legend on a note, we will deliver only notes that bear such legend, or will refuse to remove such legend, as the case may be, unless there is delivered to us such satisfactory evidence, which may include an opinion of counsel, as may reasonably be required by us that neither such legend nor any restrictions on transfer set forth therein are required to ensure compliance with the provisions of the Securities Act. Upon transfer or partial redemption of any note, new certificates may be obtained from the Transfer Agent in Luxembourg.

Notwithstanding any statement herein, we and the Trustees reserve the right to impose such transfer, certification, exchange or other requirements, and to require such restrictive legends on certificates evidencing notes, as they may determine are necessary to ensure compliance with the securities laws of the United States and the states therein and any other applicable laws or as DTC, Euroclear or Clearstream, Luxembourg may require.

CERTAIN OTHER INDEBTEDNESS AND PREFERRED STOCK

2003 Credit Facility

On June 19, 2003, we entered into a Credit Agreement (the “2003 Credit Facility”) with a group of lenders that replaced our existing Amended and Restated Credit Agreement (the “2002 Credit Facility”), which was permanently repaid. The 2003 Credit Facility consists of a term loan tranche totaling $300 million and a $700 million revolving credit facility which includes a $200 million letter of credit subfacility. Xerox is the only borrower of the term loan. The revolving facility is available, without sub-limit, to Xerox and certain foreign subsidiaries of Xerox, including Xerox Canada Capital Limited (“XCCL”), Xerox Capital (Europe) plc (“XCE”) and other qualified foreign subsidiaries (excluding Xerox, the “Overseas Borrowers”). The 2003 Credit Facility matures on September 30, 2008.

Subject to certain limits described in the following paragraph, the obligations under the 2003 Credit Facility are secured by liens on substantially all the assets of Xerox and each of our U.S. subsidiaries with a consolidated net worth from time to time of $100 million or more (excluding Xerox Credit Corporation (“XCC”) and certain other finance subsidiaries), and are guaranteed by such subsidiaries and XCC. Xerox is guaranteeing the obligations of the Overseas Borrowers.

Under the terms of certain of our outstanding public bond indentures, the amount of obligations under the 2003 Credit Facility that can be (1) secured by assets (the “Restricted Assets”) of (a) Xerox and (b) our non-financing subsidiaries that have a consolidated net worth of at least $100 million, without (2) triggering a requirement to also secure those indentures, is limited to the excess of (x) 20% of our consolidated net worth (as defined in the public bond indentures) over (y) the outstanding amount of certain other debt that is secured by the Restricted Assets. Accordingly, the amount of 2003 Credit Facility debt secured by the Restricted Assets will vary from time to time with changes in our consolidated net worth. The amount of security provided under this formula accrues to the benefit of both the term loans and revolving loans under the 2003 Credit Facility, ratably.

Under the 2003 Credit Facility, the term loan and the revolving loan bear interest at LIBOR plus a spread that will vary between 1.75% and 3.0% depending on the then-current leverage ratio under the 2003 Credit Facility.

The 2003 Credit Facility contains affirmative and negative covenants, as well as financial maintenance covenants. Certain of the more significant covenants under the 2003 Credit Facility are summarized below (this summary is not complete and is in all respects subject to the actual provisions of the 2003 Credit Facility):

(a)	Limitations on the following will apply at all times under the 2003 Credit Facility:

Minimum consolidated net worth of not less than $3.0 billion; for this purpose, “consolidated net worth” generally means the sum of the amounts included on our Statement of Common Shareholders’ Equity as “Common shareholders’ equity,” and in our balance sheet as “Preferred stock,” and, so long as the same is not treated as indebtedness, “Company-obligated, mandatorily redeemable preferred securities of subsidiary trusts holding solely subordinated debentures of the Company,” except that the currency translation adjustment effects and the effects of compliance with SFAS No. 133 occurring after January 1, 2003 are disregarded, and the preferred securities (whether or not convertible) issued by us or by our subsidiaries which were outstanding on June 25, 2003, and any security that causes an increase in consolidated net worth under (and as defined in) our public bond indentures, will always be included, and any capital stock or similar equity interest issued after the effective date of the 2003 Credit Facility which matures or generally becomes mandatorily redeemable for cash or puttable at holders’ option prior to April 1, 2009 will always be excluded;

Maximum leverage ratio (a quarterly test that is calculated as total adjusted debt divided by EBITDA) ranging from 2.0 to 3.1; and

Creation and existence of liens, and certain fundamental changes to corporate structure and nature of business, including mergers.

(b)	Limitations on the following will apply only until such time that Xerox’s senior unsecured debt is rated at least BBB- by S&P and Baa3 by Moody’s (the “Ratings Condition”), and thereafter do not apply:

Minimum EBITDA (a quarterly test that is based on rolling four quarters) ranging from $1.1 to $1.3 billion; for this purpose, “EBITDA” (earnings before interest, taxes, depreciation, amortization as well as certain non-recurring items, as defined) generally means EBITDA, excluding interest and financing income to the extent included in EBITDA as consolidated net income; and

Maximum capital expenditures (annual test) of $405 million during fiscal year 2003, and thereafter an amount per fiscal year equal to $330 million plus any unused amount carried over from any prior fiscal year; additional capital expenditures can be made utilizing certain amounts that are otherwise available to make restricted payments and investments; for this purpose, “capital expenditures” generally means the amounts included on our statement of cash flows as “additions to land, buildings and equipment,” plus any capital lease obligations incurred.

(c)	Limitations on the following will not apply at any time that the Ratings Condition is satisfied, and will be reinstated at any time that the Ratings Condition is not satisfied:

Issuance of debt and preferred stock; asset transfers; hedging transactions other than those entered into in the ordinary course of business; certain types of restricted payments relating to our, or our subsidiaries’, equity interests, including (subject to certain exceptions) payment of cash dividends on our common stock; certain transactions with affiliates, including intercompany loans and asset transfers and acquisitions.

(d)	Limitations on investments shall apply only at such times that Xerox’s senior unsecured debt is rated less than BB by S&P and Ba2 by Moody’s.

The 2003 Credit Facility generally does not affect our ability to continue to monetize receivables under the agreements with GECC and others. Subject to certain exceptions, we cannot pay cash dividends on our common stock during the term of the 2003 Credit Facility, although we can pay cash dividends on our preferred stock provided there is then no event of default under the 2003 Credit Facility. In addition to other defaults customary for facilities of this type, defaults on other debt, or bankruptcy, of Xerox, or certain of our subsidiaries, and a change in control of Xerox, would constitute events of default under the 2003 Credit Facility.

Failure to be in compliance with any material provision or covenant of the 2003 Credit Facility could have a material adverse effect on our liquidity and operations.

Long-Term Debt

A summary of scheduled maturities and interest rates of our long-term debt, including our 2003 Credit Facility and convertible debt, as of June 30, 2003 was as follows:

	Weighted Average Interest Rates at June 30, 2003	Principal Amount Outstanding at June 30, 2003	Principal Amount Payable in 2003	Principal Amount Payable in 2004	Principal Amount Payable in 2005	Principal Amount Payable in 2006	Thereafter
Xerox Corporation	7.1%	$3,992	$893	$550	$7	$19	$2,523
Xerox Credit Corporation	3.1%	1,573	200	—	836	—	537
Secured borrowings due 2003-2006	4.9%	2,538	571	1,124	698	145	—

Subtotal US Operations		8,103	1,664	1,674	1,541	164	3,060

Xerox Capital (Europe) plc	5.3%	1,461	—	1,353	83	—	25
Other international operations	7.1%	325	125	144	26	12	18
Other international secured borrowings due 2003-2005	5.2%	1,609	286	622	620	81	—

Subtotal international operations		3,395	411	2,119	729	93	43
2003 Credit Facility	3.4%	300	—	—	—	—	300

Long-term debt		11,798	$2,075	$3,793	$2,270	$257	$3,403

Less: current maturities		(3,870)

Short-term debt and current portion of long-term debt		$7,928

Certain of our debt agreements allow us to redeem outstanding debt prior to scheduled maturity. The actual decision as to early-redemption will be made at the time the early-redemption option becomes exercisable and will be based on liquidity, prevailing economic and business conditions, and the relative costs of new borrowing.

Cumulative Preferred Securities:    As of June 30, 2003, we had five series of outstanding preferred securities as summarized below. The redemption requirements and the annual cumulative dividend requirements on our outstanding preferred stock are as follows:

•	Series B convertible preferred stock (“ESOP Shares”): The balance at June 30, 2003 was $479 million, net of deferred ESOP benefits, and is redeemable in shares of common stock or cash, at our option, as employees with vested shares leave the Company. Annual cumulative dividend requirements are $6.25 per share. Dividends declared but not yet paid amounted to $11 million at June 30, 2003. At June 30, 2003, we had 6,645,304 shares issued and outstanding.

•	7.5% Convertible Trust Preferred Securities: The balance at June 30, 2003 was $1,020 million, and is puttable, at the holders’ option in December 2004 and at reduced rates on various later dates. If the securities are put, we have the option to pay in cash or in shares of common stock or a combination of both at a redemption value of $1,035 million. Annual cumulative distribution requirements of approximately $78 million are $3.75 per Preferred Security on 20.7 million securities. The first three years’ dividend requirements were funded at issuance and are invested in U.S. Treasury securities held by a separate trust.

•	8% Trust Preferred Securities: The balance at June 30, 2003 was $640 million, and is mandatorily redeemable in 2027 at a redemption value of $650 million. These securities are redeemable at our option beginning in 2007 at a premium of 2.451% and at reduced rates thereafter. Annual cumulative dividend requirements are $80 per security on 650,000 securities or $52 million per year.

•	Canadian Deferred Preferred Stock: The balance at June 30, 2003 was $56 million, and is mandatorily redeemable in 2006. Annual cumulative non-cash dividend requirements will increase this amount to its 2006 redemption value of approximately $62 million.

•	Series C Mandatory Convertible Preferred Stock: In connection with the Recapitalization, we issued Series C Mandatory Convertible Preferred Stock in June 2003. The balance at June 30, 2003 was $889 million. Each share of this stock is convertible at any time at the holder’s option into 8.1301 shares of our common stock. Each share of this stock is also convertible at any time at our option into 8.1301 shares of our common stock if the closing price per share of our common stock exceeds $18.45 for at least 20 trading days within a period of 30 consecutive trading days, provided that, in addition to issuing such shares of common stock, we pay in cash the present value of all the remaining dividend payments through and including July 1, 2006. Finally, each share of this stock is automatically convertible on July 1, 2006 into not more than 9.7561 shares and not less than 8.1301 shares of our common stock, depending on the 20-day average market price of our common stock. Annual cumulative dividend requirements are $6.25 per share. There were no dividends declared as of June 30, 2003. At June 30, 2003, we had 9,200,000 shares of Series C Mandatory Convertible Preferred Stock outstanding.

We have other contractual commitments and contingencies which are discussed in our Management’s Discussion and Analysis incorporated by reference in our Current Report on Form 8-K dated July 23, 2003 under the heading “Capital Resources and Liquidity Other Contractual Commitments and Contingencies.”

Convertible Debt

In 1998, we issued convertible subordinated debentures for net proceeds of $575 million. The effective interest rate was 3.625% per annum, including 1.003% payable in cash semiannually. This debt contained a put option which required us to purchase any debenture, at the option of the holder, on April 21, 2003, for a price of $649 per $1,000 principal amount. Accordingly, on April 22, 2003 we purchased nearly all the outstanding debentures for an aggregate price of $560 million.

Description of 2003 Senior Notes

On June 25, 2003, we issued $700 million aggregate principal amount of 7 1/8% Senior Notes due 2010 (the “Seven-Year Notes”), and $550 million aggregate principal amount of 7 5/8% Senior Notes due 2013 (the “Ten-Year Notes” and together with the Seven-Year Notes, the “2003 Notes”), each under an indenture among us, certain of our subsidiaries as Guarantors and Wells Fargo Bank Minnesota, National Association, as trustee. Interest on the Seven-Year Notes is payable semiannually at a rate of 7 1/8% per annum and interest on the Ten-Year Notes is payable semi-annually at a rate of 7 5/8% per annum.

The 2003 Notes are senior unsecured obligations of Xerox, ranking pari passu in right of payment with all other senior unsecured obligations of Xerox, including the outstanding notes (and, if exchanged pursuant to the exchange offer, the exchange notes). The 2003 Notes are effectively subordinated to all secured debt of the Company and structurally subordinated to the debt of subsidiaries that have not guaranteed the 2003 Notes.

The 2003 Notes are fully and unconditionally guaranteed on an unsecured senior basis by Intelligent Electronics, Inc. and Xerox International Joint Marketing, Inc., the same subsidiaries that are required to guarantee the outstanding notes (and, if exchanged pursuant to the exchange offer, the exchange notes).

The 2003 Notes are not entitled to the benefit of any mandatory sinking fund.

Xerox may, at any time and from time to time, at its option, redeem the outstanding Seven-Year Notes (in whole or in part) at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, on the Seven-year Notes to the applicable redemption date, plus the applicable Make-Whole Premium (as defined in the indenture governing the 2003 Notes); provided that in the case of any such redemption in part, at least 50% of the original principal amount of the Seven-Year Notes remains outstanding after giving effect to such redemption.

Xerox may, at any time and from time to time prior to June 15, 2008, at its option, redeem the outstanding Ten-Year Notes (in whole or in part) at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, on the Ten-Year Notes to the applicable redemption date, plus the applicable Make-Whole Premium (as defined in the indenture governing the 2003 Notes); provided that in case of any such redemption in part, at least 50% of the original principal amount of the Ten-Year Notes remains outstanding after giving effect to such redemption. On and after June 15, 2008, Xerox may redeem the Ten-Year Notes, at its option (in whole or in part) from time to time, at the following redemption prices, expressed as percentages of the principal amount thereof plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the twelve-month period commencing on June 15 of any year set forth below:

Year	Percentage
2008	103.813%
2009	102.542%
2010	101.271%
2011 and thereafter	100.000%

Description of Senior Secured Loan Agreement with GECC

In October 2002, Xerox Lease Funding LLC, a special purpose Delaware limited liability company that is our wholly-owned subsidiary (“Funding SPE”) entered into an Amended and Restated Loan Agreement (the “Loan Agreement”) with General Electric Capital Corporation (“GECC”) whereby GECC became our primary equipment financing provider in the U.S. through monthly securitizations of our new lease originations. The Loan Agreement has an initial term of eight years and, commencing at the end of 2010, will automatically renew for successive two-year periods unless either we or GECC has elected not to have the Loan Agreement renew at least one year before a renewal would otherwise occur.

The Loan Agreement provides for financing by GECC of up to $5 billion outstanding at any one time. The $5 billion limit may be increased to $8 billion, subject to the agreement of GECC. GECC makes loans under the Loan Agreement to Funding SPE. Funding SPE uses the loan proceeds to purchase our finance receivables. All obligations under the Loan Agreement are secured by the receivables being financed by GECC, the contracts relating to the receivables being financed by GECC and other related security. GECC’s obligation to make loans under the Loan Agreement is subject to the financed receivables satisfying certain criteria and the satisfaction of certain customary representations, warranties and covenants.

Under the Loan Agreement, GECC is expected to finance approximately 70% of our new U.S. lease originations. The portion of our receivables that GECC will finance will vary over time, but is expected to be approximately 90% of the new receivables balance. The interest rate on each loan is fixed and is calculated when the loan is made based on yield rates consistent with average rates for similar market-based transactions. Consistent with the loans already received from GECC, the amounts borrowed under the Loan Agreement are recorded as secured borrowings and the associated receivables are included in our balance sheet. As of June 30, 2003, $2.5 billion was outstanding under the Loan Agreement. In addition, $150 million is in escrow, as security for our continuing obligations under the securitized contracts.

GECC’s commitment to fund under the Loan Agreement is not contingent on us achieving or maintaining any particular credit rating. There are no credit rating defaults that could impair future funding under the Loan Agreement. The Loan Agreement contains various default provisions, including cross default provisions related to certain financial covenants contained in the 2002 Credit Facility and other significant debt facilities, which are discussed below. Most types of defaults would impair our ability to receive subsequent funding until the default is cured or waived but would not accelerate the repayment of our outstanding borrowings. However, certain types of defaults would result in an acceleration of outstanding borrowings. As of March 31, 2003, we were in compliance with all covenants under the Loan Agreement and expect to be in compliance for at least the next twelve months.

The following are events of default under the Loan Agreement:

a.	the occurrence of a Termination Event (defined below);

b.	a voluntary or involuntary bankruptcy of Xerox (remaining undismissed or unstayed for 60 days or more); or

c.	Xerox becomes an “Investment Company” within the meaning of the Investment Company Act of 1940.

Upon the occurrence of an event of default described in (b) or (c) above, GECC can terminate its obligation to make any further loans and can accelerate the maturity of any or all then-outstanding loans. Upon the occurrence of a Termination Event, GECC can terminate its obligation to make any further loans, but is not entitled to accelerate the maturity of outstanding loans. The loans under the Loan Agreement are generally non-recourse to Xerox. Therefore, even if GECC were to accelerate the maturity of outstanding loans, its only recourse would be to proceed against the financed receivables held by Funding SPE who is the borrower under the Loan Agreement.

The term “Termination Event” includes, but is not limited to, the following events that would allow GECC to terminate the Loan Agreement:

a.	any default under the 2003 Credit Facility or any facility in excess of $75 million which replaces or refinances the 2003 Credit Facility, at any time that loans or advances are outstanding thereunder, where the default or event of default relates to or is determined by the net worth of Xerox, including without limitation, a default under Section 6.14 (Minimum Consolidated EBITDA), 6.03 (Leverage Ratio) or 6.04 (Consolidated Net Worth) of the 2003 Credit Facility;

b.	any default or event of default under any indebtedness of Xerox (or any subsidiary of Xerox) for borrowed money (or any indebtedness for borrowed money guaranteed by Xerox or any subsidiary of Xerox) in excess of $75 million in the aggregate if such default or event of default gives rise to an acceleration of the maturity of such indebtedness;

c.	voluntary or involuntary bankruptcy of Xerox (remaining undismissed or unstayed for 60 days or more);

d.	a change of control of Xerox, including a sale of all or substantially all of Xerox’s assets or the acquisition by a person or related group of persons of 30% or more of the voting stock of Xerox, if the person acquiring control is a competitor of GECC or does not have debt that is rated investment grade;

e.	a material breach of payment obligations or certain other specified provisions by Xerox (or Funding SPE or the other special purpose Xerox subsidiary utilized in structuring the transaction) under the Loan Agreement or any related agreement;

f.	an equipment service default where Xerox fails to provide specified levels of service with respect to the equipment related to the receivables financed by GECC;

g.	an equipment supply default where Xerox fails to ship specified levels of supplies with respect to the equipment related to the receivables financed by GECC;

h.	a change in operations of Xerox where Xerox ceases to offer lease or loan financing to non-consumer customers and, after that change, the aggregate outstanding balance under the Loan Agreement is less than $500 million;

i.	a sales channel termination event where 50% or more of Xerox’s aggregate sales to non-consumer customers are comprised of sales to dealers, distributors, wholesalers or other persons who are not non-consumer end-users of the equipment, Xerox and GECC fail to reach agreement within six months on how to amend the Loan Agreement to adjust for the consequences of the change in sales channels, and the aggregate outstanding balance under the Loan Agreement is less than $500 million;

j.	no loans have been made under the Loan Agreement for a period of at least one year because we have been unable to cause the lending conditions to be satisfied during that period; or

k.	the joint venture established by us and GECC that services the receivables financed by GECC is dissolved.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the anticipated material United States federal income tax consequences of the acquisition, ownership and disposition of the notes. Unless otherwise stated, this discussion is limited to the tax consequences to those persons who are original beneficial owners of the notes and who hold such notes as capital assets (Holders). This discussion does not address specific tax consequences that may be relevant to particular persons (including, for example, pass-through entities (e.g., partnerships) or persons who hold the notes through pass-through entities, individuals who are U.S. expatriates, banks or financial institutions, broker-dealers, insurance companies, regulated investment companies, tax-exempt organizations, common trust funds, controlled foreign corporations, dealers in securities or foreign currency, persons that have a functional currency other than the U.S. dollar and persons in special situations, such as those who hold notes as part of a straddle, hedge, conversion transaction, or other integrated investment). This discussion also does not address the tax consequences to Non-U.S. Holders (as defined below) that are subject to U.S. federal income tax on a net basis on income realized with respect to a note because such income is effectively connected with the conduct of a U.S. trade or business. In addition, this discussion does not address U.S. federal alternative minimum tax consequences, and does not describe any tax consequences arising under U.S. federal gift and estate or other federal tax laws or under the tax laws of any state, local or foreign jurisdiction. This discussion is based upon the Internal Revenue Code of 1986, as amended (the Code), the Treasury Department regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis.

Prospective purchasers of the notes are urged to consult their tax advisors concerning the United States federal income tax consequences to them of acquiring, owning and disposing of the notes, as well as the application of state, local and foreign income and other tax laws.

U.S. Federal Income Taxation of U.S. Holders

The following discussion is limited to the U.S. federal income tax consequences relevant to a Holder that is: (i) a citizen or individual resident of the United States; (ii) a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) or a partnership created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source; or (iv) a trust, if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all its substantial decisions, or if the trust was in existence on August 20, 1996, and has properly elected to continue to be treated as a U.S. person (each, a U.S. Holder). The U.S. federal income tax consequences of payments received by a partnership will in many cases be determined by reference to the status of a partner and the activities of the partnership.

A “Non-U.S. Holder” is a Holder that is not a U.S. Holder.

Original Issue Discount.    The outstanding notes were issued at an original issue discount (OID) for U.S. federal income tax purposes. In general, the amount of OID with respect to a note will be equal to the excess of the stated redemption price at maturity (i.e., the face amount of the note) over its issue price (i.e., the price at which the notes are sold).

In each tax year during which a note is held, a U.S. Holder (regardless of its accounting method) must generally include in gross income a portion of the OID in an amount equal to the OID that accrued during such period, determined by using a constant yield to maturity method that reflects compounding of interest. This means that a U.S. Holder will be required to include amounts in gross income in advance of the receipt of cash attributable to such income. The amount of OID included in income each year will increase over the term of the notes.

A U.S. Holder’s adjusted tax basis in a note will be equal to the issue price of such note, increased by the OID included in gross income with respect to such Note.

Payments of Interest on Euro Notes.    In the case of notes denominated in euros, U.S. persons on the cash method of accounting are required to include in income the U.S. dollar value of the amount received, based on the spot rate on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. No exchange gain or loss is recognized with respect to the receipt of such payment. Cash method taxpayers will treat OID in the same manner that accrual basis taxpayers treat interest and OID. U.S. persons on the accrual method of accounting may determine the amount of income recognized with respect to the notes denominated in euros in accordance with either of two methods. Under the first method, the U.S. person will be required to include in income for each taxable year the U.S. dollar value of the interest and OID that has accrued during the taxable year, determined by translating the interest and OID at the average rate of exchange for the period or periods during which the interest and OID accrued. Under the second method, the U.S. person may elect to translate interest income and OID at the spot rate on the last day of the accrual period (or last day of the taxable year in the case of an accrual period that straddles the U.S. person’s taxable year) or on the date the interest payment is received if the date is within five business days of the end of the accrual period. Upon receipt of an interest payment on the note or a payment attributable to OID (including, upon the sale of a note, the receipt of proceeds that are attributable to accrued interest and OID previously included in income), such U.S. person will recognize ordinary income or loss in an amount equal to the difference between the U.S. dollar value of the payment of euros (determined by translating the euros received at the “spot rate” for the euros on the date received) and the U.S. dollar value of the interest income and OID that the U.S. person has previously included in income with respect to the payment.

Sale, Exchange and Retirement of Notes.    A U.S. person’s tax basis in a note will, in general, be the U.S. person’s cost (in the case of notes denominated in euros, the U.S. dollar value of the euros paid for such note determined at the time of purchase). The original tax basis will be increased by any accruals of OID on a note. Upon the sale, exchange, retirement or other disposition of a note, a U.S. person will recognize gain or loss equal to the difference between the U.S. dollar value of the amount realized determined at the time of the sale, exchange, retirement or other disposition (less any amounts attributable to accrued but unpaid interest or OID not previously included in such U.S. person’s income, which will be subject to tax as interest income) and the adjusted tax basis of the note. The gain or loss will generally be capital gain or loss. In the case of notes denominated in euros, the gain or loss on the sale, exchange, retirement or other disposition of the euro notes will be ordinary income or loss to the extent attributable to the movement in exchange rates between the time of purchase and the time of disposition of the notes. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Exchange Gain or Loss with Respect to Euros.    A U.S. person’s tax basis in euros received as interest on notes denominated in euros, or received on the sale, exchange, retirement or other disposition of notes denominated in euros will be the U.S. dollar value of the payment at the spot rate at the time the U.S. person received the euros. Any gain or loss recognized by a U.S. person on a sale, exchange, retirement or other disposition of euros will be ordinary income or loss and will not be treated as interest income or expense, except to the extent provided for in Treasury regulations or administrative pronouncements of the Internal Revenue Service (the IRS).

Exchange Offer.    The exchange of outstanding notes for exchange notes will generally not constitute a taxable event for U.S. Holders. As a result, (1) a U.S. Holder will generally not recognize gain or loss as a result of exchanging outstanding notes for exchange notes pursuant to the exchange offer, (2) the holding period of the exchange notes will generally include the holding period of the outstanding notes exchanged therefor, and (3) the adjusted tax basis of the exchange notes will generally be the same as the adjusted tax basis of the outstanding notes exchanged therefor immediately before such exchange.

U.S. Federal Income Taxation of Non-U.S. Holders

Payments of Interest.    Payments of principal and interest (including OID) on the notes by us or any of our agents to a Non-U.S. Holder will not be subject to U.S. federal withholding tax, provided that:

(1)  the Non-U.S. Holder does not actually or constructively own 10 percent or more of the total combined voting power of all classes of our stock entitled to vote;

(2)  the Non-U.S. Holder is not a controlled foreign corporation that is related to us through stock ownership;

(3)  the Non-U.S. Holder is not a bank whose receipt of interest on the notes is described in section 881(c) (3) (A) of the Code; and

(4)  either (A) the beneficial owner of the notes certifies to us or our agent on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a “U.S. person” (as defined in the Code) and provides its name and address and the certificate is renewed periodically as required by the Treasury Regulations, or (B) the notes are held through certain foreign intermediaries and the beneficial owner of the notes satisfies certification requirements of applicable Treasury Regulations and, in either case, neither we nor our agent has actual knowledge or reason to know that the beneficial owner of the note is a U.S. person (as defined in Code). Special certification rules apply to certain Non-U.S. Holders that are entities rather than individuals.

If a Non-U.S. Holder cannot satisfy the requirements of the portfolio interest exemption described above (the Portfolio Interest Exemption), payments of interest made to such Non-U.S. Holder will be subject to a 30% withholding tax unless the beneficial owner of the note provides us or our agent, as the case may be, with a properly executed:

(1)  IRS Form W-8BEN (or successor form) claiming an exemption from withholding or reduced rate of tax under the benefit of an applicable tax treaty (a Treaty Exemption) or

(2)  IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the conduct of a U.S. trade or business of the beneficial owner, each form to be renewed periodically as required by the Treasury Regulations.

If interest or OID on the note is effectively connected with the conduct of a U.S. trade or business of the beneficial owner, the Non-U.S. Holder, although exempt from the withholding tax described above, will be subject to United States federal income tax on such interest on a net income basis in the same manner as if it were a U.S. Holder. In addition, if such Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, interest on a note will be included in such foreign corporation’s earnings and profits.

Disposition of Notes.    Generally, no withholding of United States federal income tax will be required with respect to any gain realized by a Non-U.S. Holder upon the sale, exchange or other disposition of a note.

A Non-U.S. Holder will not be subject to U.S. federal income tax on gain realized on the sale, exchange or other disposition of a note unless (a) the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 or more days in the taxable year of the disposition and certain other conditions are met, or (b) such gain is effectively connected with the Non-U.S. Holder’s U.S. trade or business.

Exchange of Notes.    The exchange of outstanding notes for exchange notes in the exchange offer will not constitute a taxable event for a Non-U.S. Holder.

Each Non-U.S. Holder should consult such Holder’s tax advisor as to the application of the Treasury Regulations and the procedures for establishing an exemption from withholding tax.

Information Reporting and Backup Withholding

Information reporting and backup withholding will not be required with respect to payments that we make to a Non-U.S. Holder if the Non-U.S. Holder has (i) furnished documentation establishing eligibility for the Portfolio Interest Exemption or a Treaty Exemption (provided that, in the case of a sale of a note by an individual, Form W-8BEN (or successor form) includes a certification that the individual has not been, and does not intend to be, present in the United States for 183 days or more days for the relevant period) or (ii) otherwise establishes an exemption, provided that neither we nor our agent has actual knowledge that the holder is a U.S. person or that the conditions of any exemption are not in fact satisfied. Certain additional rules may apply where the notes are held through a custodian, nominee, broker, foreign partnership or foreign intermediary.

In addition, information reporting and backup withholding will not apply to the proceeds of the sale of a note made within the United States or conducted through certain United States related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

Each Non-U.S. Holder should consult such Holder’s tax advisor as to the application of the Treasury Regulations and the procedures for establishing an exemption from backup withholding.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where the outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 20 days after the date on which the exchange offer is consummated, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own accounts pursuant to this exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of these methods of resale, at prevailing market prices at the time of resale, at prices related to prevailing market prices or at negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on any resale of exchange notes and any commissions or compensation received by any persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 20 days after the date on which the exchange offer is consummated, we will promptly send additional copies of this prospectus and any amendments or supplements to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to indemnify the holders of outstanding notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters in connection with the validity of the exchange notes and the validity of the guarantees will be passed upon for Xerox by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

The audited consolidated financial statements of Xerox Corporation have been incorporated in this Prospectus by reference to the Current Report on Form 8-K dated July 23, 2003, in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus. You must not rely on unauthorized information or representations.

This prospectus does not offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities.

The information in this prospectus is current only as of the date on its cover, and may change after that date. For any time after the cover date of this prospectus, we do not represent that our affairs are the same as described or that the information in this prospectus is correct—nor do we imply those things by delivering this prospectus or selling securities to you.

PROSPECTUS

Exchange Offer for

Xerox Corporation

$600,000,000 9 3/4% Senior Notes due 2009

€225,000,000 9 3/4% Senior Notes due 2009

August 8, 2003